Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY,

BROOKFIELD REINSURANCE LTD.,

ARCHES MERGER SUB INC.,

and, solely for the limited purposes set forth herein,

BROOKFIELD ASSET MANAGEMENT LTD.

Dated as of July 4, 2023

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 4, 2023, is by and among American Equity Investment Life Holding Company, an Iowa corporation (the “Company”), Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent”), Arches Merger Sub Inc., an Iowa corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Entities”), and solely for purposes of Article VI and Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c), Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”).  The Company, Parent, Merger Sub and BAM are each referred to in this Agreement as a “party” and collectively as the “parties”.

WHEREAS, as of the date hereof, North End RE (Cayman) SPC and Freestone Re Ltd. (together, the “Parent Group Shareholders”), each an affiliate of Parent, collectively own 15,886,163 shares of common stock, par value $1.00, of the Company (“Common Stock”);

WHEREAS, the Board of Directors of each of Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have unanimously (i) determined that the terms of this Agreement are in the best interests of Parent and Merger Sub, as applicable, (ii) adopted this Agreement and the transactions provided for herein in which Merger Sub will, in accordance with the Laws of the State of Iowa and subject to the terms and conditions set forth herein, merge with and into the Company, with the Company surviving such merger (the “Merger”) and (iii) declared the advisability of this Agreement and the Merger, and the Merger Sub Board has (x) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to Parent (as Merger Sub’s sole shareholder) for its approval and (y) resolved to recommend approval of the Merger and this Agreement to Parent (as Merger Sub’s sole shareholder);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders (other than the Parent Group Shareholders and any other Affiliates of Parent that are holders of Common Stock (collectively, “Parent Affiliated Shareholders”)), including in consideration of community interest factors as authorized to be considered by Section 490.1108A of the IBCA (“community interest factors”), (ii) adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to the shareholders of the Company for their approval and (iv) resolved, subject to Section 7.03, to recommend approval of the Merger and this Agreement to the Company’s shareholders;

WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, the

Chief Executive Officer of the Company (the “CEO”) has entered into a consulting agreement with Parent;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company a guaranty, dated as of the date hereof (the “Guaranty”), in favor of the Company and certain other Persons, and pursuant to which BN is guaranteeing certain obligations of certain persons under this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to the willingness of the Company to enter into this Agreement, the Parent Group Shareholders have entered into an agreement with the Company substantially in the form attached as Exhibit A (the “Voting Agreement”), pursuant to which, subject to the terms and conditions therein, the Parent Group Shareholders have agreed to vote all of their respective shares of Common Stock in favor of, and to otherwise support, the Merger; and

WHEREAS, the Company, the Parent Entities and BAM desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, each party agrees as follows:

ARTICLE I

DEFINITIONS AND TERMS

SECTION 1.01.          Definitions.  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and does not prohibit the Company from complying with its obligations set forth in Section 7.03 (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of a Takeover Proposal if such Takeover Proposal is made directly to the Company and not publicly disclosed).

“Action” means any action, suit or proceeding by or before any Governmental Authority.

“Actuarial Appraisal” has the meaning set forth in Section 4.16(a).

“Adverse Recommendation Change” has the meaning set forth in Section 7.03(d).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. For purposes of this Agreement, (a) Parent and its Subsidiaries shall be deemed not to be Affiliates or portfolio companies of BN, BAM and their respective Subsidiaries, (b) BAM shall be deemed not to be an Affiliate or portfolio company of BN and its Subsidiaries and (c) Parent, BN and BAM and their respective Subsidiaries shall be deemed not to be Affiliates of the Company or any of its Subsidiaries.

“Agreement” has the meaning set forth in the preamble.

“Anti-Bribery Legislation” means all and any of the following:  the U.S. Foreign Corrupt Practices Act of 1977; the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889, the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001, the Bribery Act 2010, the Proceeds of Crime Act 2002, the Bermuda Bribery Act 2016 and any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or other applicable Laws relating to bribery or corruption.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable SAP” means, with respect to any Company Insurance Subsidiary, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the Insurance Regulator of such Company Insurance Subsidiary’s domiciliary jurisdiction.

“Ardea Partners” has the meaning set forth in Section 4.24.

“Articles of Merger” shall mean the articles of merger in the form mutually agreed to by Parent and the Company, as required by and executed in accordance with the IBCA.

“BAM” has the meaning set forth in the preamble.

“BAM Class A Fixed Stock Price” means an amount in cash equal to $16.15.

“BAM Class A Stock” has the meaning set forth in Section 6.02.

“BAM Class A Stock Price” means the volume-weighted average sales price per share taken to four decimal places of BAM Class A Stock on the US Consolidated Tape over the period of 10 consecutive trading days concluding with the market closing trade on the NYSE on the fifth trading day immediately preceding the Closing Date (such period, the “BAM Class A Stock Price Measuring Period”), as calculated by Bloomberg Financial LP under the function “VWAP” by using the instruction “BAM US Equity AQR” (or, if not available, in another authoritative source mutually selected by the Company and Parent).

“BAM Class A Stock Price Measuring Period” has the meaning set forth in the definition of “BAM Class A Stock Price”.

“BAM Class B Stock” has the meaning set forth in Section 6.02.

“BAM Disclosure Letter” has the meaning set forth in Article VI.

“BAM Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of BAM and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a BAM Material Adverse Effect has occurred or may occur (except to the extent contemplated by the proviso at the end of this definition):  (a) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation), (b) any failure, in and of itself, by BAM to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings,  expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a BAM Material Adverse Effect), (c) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing, (d) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (e) the negotiation, execution and delivery of this Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, the Company, (f) the suspension of trading in securities of BAM on the NYSE or TSX or any change, in and of itself, in the market price, ratings or trading volume of BAM’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a BAM Material Adverse Effect), (g) any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof) or GAAP (or interpretation or enforcement thereof), including but not limited to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC and the FASB or rating agency methodology or (h) any action taken or not taken by BAM or any of its Subsidiaries as expressly required by the terms of this Agreement (but, in the event of any such failure to take an action, only if the Company has refused to provide a waiver to the applicable prohibition in this Agreement); provided further, however, that any effect, change, event, circumstance or development referred to in clause (a), (c), (d) or (g) (other than with respect to interest rates) may be taken into account in determining whether or not there has been a BAM Material Adverse Effect to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on BAM and its Subsidiaries, taken as a whole, relative to other participants in BAM’s industries in the geographic regions or product markets in which BAM and its Subsidiaries operate (in which case only the incremental disproportionate effect or effects may be taken into account in determining whether or not a BAM Material Adverse Effect has occurred).

“BAM Organizational Documents” means, collectively, BAM’s Notice of Articles and Articles of BAM in each case, as amended up to and including the date of this Agreement.

“BAM SEC Documents” has the meaning set forth in Article VI.

“BAM ULC” means Brookfield Asset Management ULC, a company organized under the laws of British Columbia, Canada.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.03(a).

“Barclays” has the meaning set forth in Section 5.11.

“BN” means Brookfield Corporation, a corporation organized under the laws of Ontario, Canada.

“Book-Entry Share” has the meaning set forth in Section 3.01(d)(ii).

“Broker-Dealer Subsidiary” means AEL Financial Services, LLC.

“Burdensome Condition” has the meaning set forth in Section 7.05(f).

“business day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, the City of Toronto, Canada or the City of Des Moines, Iowa are authorized or required by applicable Law to be closed.

“Cap Amount” has the meaning set forth in Section 7.08(c).

“Capitalization Date” has the meaning set forth in Section 4.02(a).

“Cash Consideration” has the meaning set forth in Section 3.01(d)(i)(A).

“CEO” has the meaning set forth in the recitals.

“Certificate” has the meaning set forth in Section 3.01(d)(ii).

“Claim” has the meaning set forth in Section 7.08(b).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the recitals.

“community interest factors” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Company 401(k) Plan” means the Company’s Profit Sharing and 401(k) Plan.

“Company Acquisition Agreement” has the meaning set forth in Section 7.03(d).

“Company Awards” means, collectively, Company Restricted Stock, Company RSUs, Company PSUs and Company Options.

“Company Award Conversion Ratio” means the quotient of (i) the Merger Consideration (valuing the Stock Consideration at the BAM Class A Fixed Stock Price for this purpose) divided by (ii) the BAM Class A Stock Price.

“Company Board” has the meaning set forth in the recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.03(b).

“Company Book-Entry Shares” has the meaning set forth in Section 3.02(b).

“Company Bylaws” means the Company’s Amended and Restated Bylaws, as amended up to and including the date of this Agreement.

“Company Charter” means the Company’s Articles of Incorporation, as amended up to and including the date of this Agreement.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employee” has the meaning set forth in Section 7.10(a).

“Company Employee List” has the meaning set forth in Section 7.10(g).

“Company ESOP” means the Company’s Employee Stock Ownership Plan, as amended and restated generally effective January 1, 2014, as may be amended from time to time.

“Company Insurance Approvals” has the meaning set forth in Section 4.04.

“Company Insurance Policies” means all insurance policies and contracts, together with all binders, slips, certificates, endorsements and riders thereto, that are issued by a Company Insurance Subsidiary.

“Company Insurance Subsidiary” means each Subsidiary of the Company that conducts the business of insurance or reinsurance as an insurance company or a reinsurance company.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

“Company Lease” has the meaning set forth in Section 4.14(b).

“Company Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur (except to the extent contemplated by the proviso at the end of this definition):  (a) effects, changes or events generally affecting the insurance, reinsurance or risk management industries in the geographic regions or product markets in which the Company and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (including changes to interest rates, general market prices and regulatory changes affecting such industries), (b) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation and any changes in the Investment Assets resulting therefrom), (c) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, premiums written, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing, (e) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (f) the negotiation, execution and delivery of this Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, Parent or any of its Affiliates, including the impact thereof on the relationships of the Company or any of its Subsidiaries with employees, customers, insureds, cedants, policyholders, brokers, agents, financing sources, investment managers, business partners, service providers, Governmental Authorities or reinsurance providers, and including any Action with respect to the Transactions, (g) any change or announcement of a potential change, in and of itself, in the Company’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of the Company’s or its Subsidiaries’ businesses (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such ratings that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (h) the suspension of trading in securities of the Company on the NYSE or any change, in and of itself, in the market price, ratings or trading volume of the Company’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (i) any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof), GAAP (or interpretation or enforcement thereof) or in Applicable SAP (or, other than with respect to any permitted practices, interpretation or enforcement thereof), including but not limited to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the FASB or rating agency methodology, (j) any action taken or not taken by the

Company or any of its Subsidiaries as expressly required by the terms of this Agreement (but, in the event of any such failure to take an action, only if Parent has refused to provide a waiver to the applicable prohibition in this Agreement) or (k) any of the matters set forth on Section 4.06(b) of the Company Disclosure Letter; provided further, however, that any effect, change, event, circumstance or development referred to in clause (a), (b), (d) or (e) (other than with respect to interest rates) may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or reinsurance or risk management industries in the geographic regions or product markets in which the Company and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (in which case only the incremental disproportionate effect or effects may be taken into account in determining whether or not a Company Material Adverse Effect has occurred).

“Company Notice” has the meaning set forth in Section 7.03(d).

“Company Option” means each option (whether vested or unvested) to purchase Common Stock granted pursuant to a Company Stock Plan (including for the avoidance of doubt any Performance-Vesting Company Option).

“Company Organizational Documents” means the Company Charter and the Company Bylaws.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, officers, employees or natural independent contractors of the Company or any of its Subsidiaries, that is (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA), (b) a share option, share purchase, share appreciation right, restricted share, restricted share unit or other share-based or equity-based compensation agreement, program or plan, (c) an individual employment, consulting, severance, retention, termination, restrictive covenant, change-in-control or other similar agreement between such Person and the Company or any of its Subsidiaries or (d) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-employment or post-retirement health, medical, life insurance or other welfare benefit plan, program, policy or arrangement, spending or reimbursement account, paid time off, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement (other than, in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law, sponsored by a Governmental Authority), whether or not in writing and whether or not funded, in each case, that is sponsored, maintained or contributed to by the Company or any of its Affiliates or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability.

“Company PSU” means each award of Company RSUs subject to performance-based vesting conditions.

“Company Restricted Stock” means Common Stock granted pursuant to a Company Stock Plan that is subject to vesting restrictions.

“Company Rights” has the meaning set forth in Section 4.02(b).

“Company RSU” means each restricted stock unit payable in Common Stock or whose value is determined with reference to the value of Common Stock, granted pursuant to the Company Stock Plans, other than a Company PSU.

“Company SEC Documents” has the meaning set forth in Section 4.05(a).

“Company Securities” has the meaning set forth in Section 4.02(b).

“Company Shareholders Meeting” has the meaning set forth in Section 7.04(c).

“Company Stock Certificates” has the meaning set forth in Section 3.02(b).

“Company Stock Plans” means the Company’s (a) 2023 Equity Incentive Plan, (b) Amended and Restated Equity Incentive Plan and (c) 2016 Employee Incentive Plan, in each case, as may be amended or restated from time to time and, in each case, the award agreements thereunder.

“Company Termination Fee” means a cash amount equal to $102,000,000.

“Confidentiality Agreement” has the meaning set forth in Section 7.07.

“Consent” means any consent, waiver, approval, license, Permit, order, non-objection or authorization.

“Contract” means any legally binding agreement, debenture, note, bond, mortgage, indenture, deed, lease, sublease, license or contract other than any Company Plan.

“COVID-19” means SARS-CoV-2 and its disease commonly known as COVID-19, including any intensification, resurgence and any evolutions or additional strains, variations, sequences or mutations thereof or any related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester, safety or similar applicable Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act, or any other response to COVID-19, and (b) the reversal or discontinuation of any of the foregoing.

“Credit Agreement” means the Credit Agreement, dated as of February 15, 2022, among the Company, the lenders party thereto, and Citizens Bank, N.A., as administrative agent thereunder.

 “Credit Agreement Amendments” has the meaning set forth in Section 7.17(c).

“Credit Document” means each Contract pursuant to which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness for borrowed money.

“Current D&O Insurance” has the meaning set forth in Section 7.08(c).

“Cybersecurity Incident” means unauthorized access to or use or corruption of the IT Systems (including a ransomware or denial-of-service attack), or the unauthorized access, disclosure, use, corruption or loss of Personal Information or other non-public information.

“Debt Financing” means any debt financing obtained by Parent or any of its Subsidiaries in connection with the Transactions.

“Debt Financing Sources” means the Persons that provide or arrange all or any part of any Debt Financing in connection with the Transactions, including the parties to any commitment letters, engagement letters, credit agreements, indentures or similar debt agreements entered into relating to such Debt Financing. Notwithstanding the foregoing, in no event shall Parent or any of its Affiliates constitute “Debt Financing Sources”.

“Depositary Shares” has the meaning set forth in Section 3.01(f)(ii).

“Disclaiming Person Information” has the meaning set forth in Section 7.04(c) of the Parent Disclosure Letter.

 “Dissenting Shares” means Common Stock held by a holder of Common Stock, who, as of the Effective Time, (a) neither voted in favor of the Merger nor consented thereto in writing, and (b) demanded properly in writing appraisal for such shares in accordance with Sections 490.1301 through 490.1303 and Sections 490.1320 through 490.1326 of the IBCA.

“DTC” means The Depositary Trust Company.

“Effective Time” means the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning set forth in Section 4.10(d).

“ESOP Loan” means loans outstanding under the Company ESOP.

“ESOP Termination Date” has the meaning set forth in Section 7.10(j).

“Exchange Act” has the meaning set forth in Section 4.04.

“Exchange Agent” has the meaning set forth in Section 3.02(a)(i).

“Exchange Fund” has the meaning set forth in Section 3.02(a)(ii).

“Exchange Ratio” means: if the BAM Class A Stock Price is (i) greater than $35.51, the quotient (rounded to five decimal places) obtained by dividing (x) $17.65 by (y) the BAM Class A Stock Price; (ii) less than or equal to $35.51, but greater than or equal to $30.48, 0.49707; or (iii) less than $30.48, the quotient (rounded to five decimal places) obtained by dividing (x) $15.15 by (y) the BAM Class A Stock Price, subject to reduction pursuant to Section 3.01(e).

“Exchanged RSU” has the meaning set forth in Section 3.03(e).

“FASB” means the Financial Accounting Standards Board.

“Filed SEC Documents” has the meaning set forth in Article IV.

“Filing Person Information” has the meaning set forth in Section 7.05(c) of the Parent Disclosure Letter.

“FINRA” has the meaning set forth in Section 4.04.

“Form F-4” has the meaning set forth in Section 5.03.

“Fraud” means an actual fraud involving a knowing and intentional misrepresentation by a party that resulted in a representation or warranty set forth in Article IV, Article V or Article VI being materially breached (made with the Knowledge that a representation or warranty set forth in Article IV, Article V or Article VI was actually breached when made), and made with the express intent of inducing the other party to enter into this Agreement and upon which such other party has relied to its detriment; provided, however, “Fraud” shall not include any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, legislature, political subdivision, court, board, regulatory or administrative agency, self-regulatory organization or agency, commission or authority or other legislative, executive or judicial governmental entity, whether federal, national, provincial, state, local, foreign or multinational, in each case of competent jurisdiction.

“Guaranty” has the meaning set forth in the recitals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IBCA” shall mean the Iowa Business Corporation Act, Chapter 490 of the Iowa Code.

“IMA” has the meaning set forth in Section 4.18(c).

“Indebtedness” means, with respect to any Person at the time of determination, without duplication and regardless of the maturity or when due or payable, (a) any indebtedness for borrowed money, including loans or advances or the issuance and sale of debt securities, (b) any capitalized lease obligations or sale leaseback obligations as determined in accordance with GAAP, (c) any indebtedness under any credit agreement or facility or obligations evidenced by bonds, debentures, notes or other similar instruments, (d) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business consistent with past practice, (e) net cash payment obligations that will be payable upon termination of (assuming termination on the date of determination) any agreement in respect of any cap, swap, collar, future, derivative or similar transactions, or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument, or economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions, (f) any obligations in respect of letters of credit or similar instruments issued or accepted by banks or financial institutions for the account of any Person (including surety bonds and off-balance sheet financing arrangements), to the extent drawn, (g) all interest, indemnities, premiums, penalties, breakage costs (including on interest rate swaps and any other hedging obligations (including foreign currency or exchange contracts)), fees and other obligations related to any of the foregoing, (h) all direct or indirect guarantees or other financial accommodations (or arrangements having the economic effect of a guarantee or financial accommodation) in respect of any of the foregoing for the benefit of another Person and (i) all other obligations which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP; provided that Indebtedness shall not include any intercompany indebtedness owing between or among the Company and/or any of its Subsidiaries.

“Indemnitee” has the meaning set forth in Section 7.08(a).

“Insurance Contract” means each insurance or annuity policy and contract, together with all binders, slips, certificates, endorsements and riders thereto, issued by any Company Insurance Subsidiary prior to the Closing.

“Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct or other examinations by, Insurance Regulators.

“Insurance Producer” means the agents, general agents, sub-agents, brokers, wholesale brokers, insurance solicitors, producers or other Persons who solicit, negotiate or sell the Insurance Contracts.

“Insurance Regulators” means all Governmental Authorities regulating the business of insurance or reinsurance, or regulating insurance or reinsurance companies, under Insurance Laws.

“Intellectual Property” means all intellectual property rights in any and all jurisdictions worldwide, including all:  (a) patents and patent applications, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) trademarks, service marks, trade names, trade dress, acronyms, tag-lines, slogans, logos, URLs and Internet domain names, social media usernames and other digital identifiers and other indicia of origin, together with all goodwill associated with the foregoing; (c) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, database and design rights, and data collections; (d) trade secrets, inventions and invention disclosures (whether or not patentable), discoveries, techniques, research and development, data and databases, customer and supplier lists, and other confidential and proprietary information (collectively, “Trade Secrets”); (e) all registrations and applications to register or renew the registration of any of the foregoing; and (f) all intellectual property rights in Software and other technology.

“Intervening Event” means a material effect, change, event, circumstance or development that (a) was not known to, or reasonably foreseeable by, the Company Board on the date of this Agreement, which effect, change, event, circumstance or development becomes known to the Company Board prior to the receipt of the Required Shareholder Approval, or if known, the consequences of which were not known to, or reasonably foreseeable by, the Company Board on or prior to the date of this Agreement, and (b) does not relate to (i) a Takeover Proposal or (ii) any (x) changes in the market price or trading volume of the Company or (y) the Company’s meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that the effect, change, event, circumstance or development giving rise or contributing to the foregoing may be deemed to constitute or be taken into account in determining whether an Intervening Event has occurred).

“Investment Assets” has the meaning set forth in Section 4.18(a).

“Investment Guidelines” has the meaning set forth in Section 4.18(a).

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology and communications equipment, owned, leased or licensed by the Company or any of its Subsidiaries.

“JPM” has the meaning set forth in Section 4.24.

“Knowledge” means, (a) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01 of the Company Disclosure Letter, (b) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 1.01 of the Parent Disclosure Letter and (c) with respect to BAM, the actual knowledge of the individuals listed on Section 1.01 of the BAM Disclosure Letter.

“Laws” has the meaning set forth in Section 4.08(a).

“Leased Real Property” means all material real property leased or subleased by the Company or any of its Subsidiaries.

“Liens” means any pledges, liens, charges, mortgages, encumbrances, leases, licenses, hypothecations or security interests of any kind or nature.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software designed or able to, without the knowledge or authorization of the Company or its Subsidiaries, disrupt, disable, or harm the operation of any IT Systems.

“Material Contract” has the meaning set forth in Section 4.15(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(d)(i).

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Board” has the meaning set forth in the recitals.

“Merger Sub Shareholder Approval” has the meaning set forth in Section 7.12.

“Merger Sub Stock” has the meaning set forth in Section 3.01.

“NAIC” has the meaning set forth in Section 7.01(a).

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Open Source Software” has the meaning set forth in Section 4.12(d).

“Originally Scheduled Date” means the date of the Company Shareholders Meeting set forth in the definitive Proxy Statement/Prospectus mailed by the Company to its shareholders for the Company Shareholders Meeting.

“Outside Date” has the meaning set forth in Section 9.01(b)(i).

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the preamble.

“Parent Affiliated Shareholders” has the meaning set forth in the recitals.

“Parent Board” has the meaning set forth in the recitals.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Entities” has the meaning set forth in the preamble.

“Parent Group Shareholders” has the meaning set forth in the recitals.

“Parent Insurance Approvals” has the meaning set forth in Section 5.03.

“Parent Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate with all other effects, changes, events, circumstances or developments, has or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, or any effect, change, event, circumstance or development arising out of, or resulting from, the following, constitute or be taken into account, individually or in the aggregate, in determining whether a Parent Material Adverse Effect has occurred or may occur (except to the extent contemplated by the proviso at the end of this definition):  (a) effects, changes or events generally affecting the insurance, reinsurance or risk management industries in the geographic regions or product markets in which Parent and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (including changes to interest rates, general market prices and regulatory changes affecting such industries), (b) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction (including with respect to interest rates, exchange rates for currencies, monetary policy or inflation and any changes in the Investment Assets resulting therefrom), (c) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or predictions in respect of internal or published revenues, earnings, premiums written, expenses, cash flow, cash position or other financial or operating metrics for any period (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such failure that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent

Material Adverse Effect), (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) (including civil war and including with respect to the Russian Federation and Ukraine or any matter arising therefrom), sabotage, terrorism (including cyber-terrorism), man-made disaster, epidemics, pandemics or disease outbreaks (including COVID-19 or any COVID Measures) or any escalation or worsening of any of the foregoing, (e) any volcano, tsunami, hurricane, tornado, windstorm, flood, earthquake, wildfire or other natural disaster or any conditions resulting from such natural disasters, (f) the negotiation, execution and delivery of this Agreement, the announcement, pendency or performance of the Transactions, or the identity of, or facts relating to, Company or any of its Affiliates, (g) any change or announcement of a potential change, in and of itself, in Parent’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of Parent’s or its Subsidiaries’ businesses (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such ratings that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (h) the suspension of trading in securities of Parent on the NYSE or any change, in and of itself, in the market price, ratings or trading volume of Parent’s or any of its Subsidiaries’ securities (it being understood that the effect, change, event, circumstance or development giving rise or contributing to such change that are not otherwise excluded pursuant to another clause of this definition may be deemed to constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (i) any change in applicable Law (including COVID Measures) (or interpretation or enforcement thereof), GAAP (or interpretation or enforcement thereof) or in Applicable SAP (or, other than with respect to any permitted practices, interpretation or enforcement thereof), including but not limited to legal or regulatory requirements and accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the FASB or rating agency methodology or (j) any action taken or not taken by Parent or any of its Subsidiaries as expressly required by the terms of this Agreement (but, in the event of any such failure to take an action, only if Company has refused to provide a waiver to the applicable prohibition in this Agreement); provided further, however, that any effect, change, event, circumstance or development referred to in clause (a), (b), (d) or (e) (other than with respect to interest rates) may be taken into account in determining whether or not there has been a Parent Material Adverse Effect to the extent such effect, change, event, circumstance or development has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or reinsurance or risk management industries in the geographic regions or product markets in which Parent and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (in which case only the incremental disproportionate effect or effects may be taken into account in determining whether or not a Parent Material Adverse Effect has occurred).

“Parent SEC Documents” has the meaning set forth in Article V.

“party” has the meaning set forth in the preamble.

“Patriot Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payoff Amount” has the meaning set forth in Section 7.18.

“Payoff Indebtedness” means any Indebtedness of the Company that is required to be paid at the Closing as a result of the consummation of the Closing pursuant to the Credit Agreement or any other Credit Document evidencing such Indebtedness, other than to the extent a waiver or amendment is obtained with respect thereto as contemplated by Section 7.17.

“Payoff Letter” has the meaning set forth in Section 7.18.

“Performance-Vesting Company Option” means each Company Option subject to performance-based vesting conditions.

“Permits” has the meaning set forth in Section 4.08(a).

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP and Applicable SAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP and Applicable SAP, (c) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding Indebtedness, (d) Liens granted in the ordinary course of business in connection with the insurance or reinsurance business of the Company or its Subsidiaries on cash and cash equivalent instruments or other investments, including Liens granted (i) in connection with (A) pledges of such instruments or investments to collateralize letters of credit delivered by the Company or its Subsidiaries, (B) the creation of trust funds for the benefit of ceding companies, (C) underwriting activities of the Company or its Subsidiaries, (D) deposit liabilities, (E) statutory deposits, (F) ordinary-course securities lending, repurchase, reverse repurchase, short-sale, derivatives, swap or hedging transactions, (G) any collateral pledged in connection with reinsurance transactions, and (H) any collateral pledged to a Federal Home Loan Bank, and (ii) with respect to investment securities held in the name of a nominee, custodian, depository, clearinghouse or other record owner, (e) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment Insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (f) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority provided the same are not presently materially violated and do not, individually or in the aggregate, impair the continued use of the property or asset affected by such  restrictions or exclusions that would be shown by a current title report or other similar report and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, (g)  licenses and other rights or immunities with respect to Intellectual Property, (h) Liens created by or through the actions of Parent or any of its Affiliates, (i) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the continued use of the property or asset affected by such Lien or imperfection, (j) Liens arising under or relating to applicable securities laws, (k) Liens that will be terminated at or prior to the Closing in accordance with this Agreement, (l) Liens permitted to be incurred under the Credit Agreement as in effect on the date hereof, (m) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and (n) title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sublicensor’s interest under a capital or operating lease, sublease, license or sublicense.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means any information in possession or control of any of the Company or its Subsidiaries that enables a Person in possession thereof to identify a natural person or that is otherwise considered personally identifiable information or personal data under applicable Law.

“Preferred Stock” has the meaning set forth in Section 4.02(a).

“Privacy Obligations” has the meaning set forth in Section 4.12(g).

“Proxy Statement/Prospectus” has the meaning set forth in Section 4.04.

“Reinsurance Agreement” has the meaning set forth in Section 4.17(a).

“Representatives” means, with respect to any Person, (a) its officers, directors and employees and (b) its agents, financial advisors, investment bankers, consultants, attorneys, accountants and other advisors acting on such Person’s behalf in connection with the Transactions.

“Required Regulatory Approvals” has the meaning set forth in Section 8.01(c).

“Required Shareholder Approval” has the meaning set forth in Section 4.03(d).

“Reserves” means the reserves of any Company Insurance Subsidiary for losses, claims, unearned premiums, policy benefits and expenses, including unearned premium reserves, reserves for incurred losses, technical reserves, incurred loss adjustment expenses, incurred but not reported losses and loss adjustment expenses, in respect of insurance policies issued, reinsured or assumed by such Company Insurance Subsidiary.

“Restraints” has the meaning set forth in Section 8.01(d).

“Rollover Company RSU” means each Company RSU that is granted following the date hereof and prior to the Closing Date in accordance with the terms set forth in Section 7.01(a)(vi) of the Company Disclosure Letter.

“Rule 1017 Application” has the meaning set forth in Section 4.04.

“Sanctioned Person” means any Person or Governmental Authority that is the subject or target of sanctions or trade/export restrictions under U.S., EU, UK or other applicable sanctions or export controls Laws, including:  (a) any Person listed on any list of designated Persons maintained by OFAC; the U.S. Department of Commerce’s Entity List, Denied Persons List, or Unverified List; any debarment or sanctions list maintained by the U.S. Department of State; or any other list maintained by U.S. or a non-U.S. Governmental Authority under sanctions or export control Laws; (b) where relevant under applicable sanctions Laws or export control Laws, any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or controlled by any such Person or Persons described in clause (a) or acting for or on behalf of such Person or Persons described in clause (a); (c) any person located, organized or resident in a country or territory which is itself the subject or target of any comprehensive U.S. sanctions (that is, at the time of this Agreement, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic” or “Luhansk People’s Republic” regions of Ukraine, the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia,   Cuba, Iran, North Korea and Syria); or (d) the Government of Venezuela, or any other Person subject to asset-blocking sanctions under applicable sanctions Laws; provided that the representations and warranties contained in Sections 5.10 and 6.11 hereof shall not be made by any party in so far as such representation or warranty would result in a violation of, or conflict with, the Foreign Extraterritorial Measures (United States) Order, 1992.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.05(d).

“SEC” has the meaning set forth in Section 4.04.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Senior Notes” means the 5.000% Senior Notes due 2027 issued by the Company pursuant to the Senior Notes Indenture.

“Senior Notes Indenture” means the Senior Amended and Restated Indenture, dated as of April 22, 2004, between the Company and U.S. Bank National Association, as trustee, as supplemented by the Third Supplemental Indenture, dated as of June 16, 2017, between the Company and U.S. Bank National Association, as trustee.

“Series A Deposit Agreement” means the Deposit Agreement, dated November 21, 2019, among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively, as depositary (the “Depositary”), Computershare Inc., as registrar and transfer agent, and the holders from time to time of the depositary receipts described therein relating to the Series A Preferred Stock.

“Series A Depositary Share” has the meaning set forth in Section 3.01(f)(i).

“Series A Preferred Stock” has the meaning set forth in Section 4.02(a).

“Series B Deposit Agreement” means the Deposit Agreement, dated June 17, 2020, among the Company, the Depositary, Computershare Trust Company, N.A., as registrar and transfer agent, and the holders from time to time of the depositary receipts described therein relating to the Series B Preferred Stock.

“Series B Depositary Share” has the meaning set forth in Section 3.01(f)(ii).

“Series B Preferred Stock” has the meaning set forth in Section 4.02(a).

“Software” means any (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, in each case, in any and all forms of media, and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Business Conduct Laws” means:  (a) the Anti-Bribery Legislation; (b) all legal requirements imposing trade sanctions on any Person, including all legal requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all legal requirements relating to the import, export, re-export, transfer of information, data, goods and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State and customs Laws and regulations administered by U.S. Customs and Border Protection; and (d) the Money Laundering Control Act of 1986, the Currency and Foreign Transactions Reporting Act of 1970, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable legal requirements relating to money laundering.

“Statutory Statements” has the meaning set forth in Section 4.23.

“Stock Consideration” has the meaning set forth in Section 3.01(d)(i)(B).

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.  For purposes of this Agreement, (a) BAM ULC shall be deemed a Subsidiary of BAM and (b) any joint ventures or any Investment Assets that are not wholly-owned and not controlled (as defined in the definition of “Affiliate”) by the Company or any of its Subsidiaries shall be deemed not to be Subsidiaries of the Company.

“Superior Proposal” means any bona fide written Takeover Proposal that did not result from a breach of Section 7.03 and that the Company Board has determined in its good-faith judgment, after consultation with its financial advisors and outside legal counsel, and taking into account all relevant (in the view of the Company Board) legal, regulatory, financial and other aspects of such proposal (including the conditionality, timing and likelihood of consummation of such proposal and the payment of any termination fee, as well as community interest factors), would be reasonably likely to be consummated on the terms proposed and would be more favorable to the shareholders of the Company than the Merger; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Surviving Common Stock” has the meaning set forth in Section 3.01(a).

“Surviving Company” has the meaning set forth in Section 2.01.

“Takeover Law” has the meaning set forth in Section 4.13.

“Takeover Proposal” means any inquiry, proposal (whether or not in writing) or offer from any Person or group (other than Parent and its Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (a) acquisition (including any reinsurance or retrocession transaction, or transaction that has similar risk transfer effects, and any asset management transaction) that if consummated would result in any Person or group owning or managing 20% or more of the consolidated assets (based on the fair market value thereof, as determined in good faith by the Company Board), reserves, revenues or net income of the Company and its Subsidiaries, (b) acquisition of Common Stock representing 20% or more of the outstanding Common Stock, (c) tender offer or exchange offer that if consummated would result in any Person or group having beneficial ownership of Common Stock representing 20% or more of the outstanding Common Stock, (d) merger, amalgamation, consolidation, share exchange, share purchase, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in such transaction or the resulting direct or indirect parent of the Company or such surviving entity or (e) any combination of the foregoing, in each case, other than by or on behalf of Parent or any of its Affiliates.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, governmental fee or similar duty, fee or charge or assessment in the nature of a tax, together with any interest or penalty or additions thereto imposed by any Governmental Authority with respect to such amount.

“Tax Returns” means all reports, returns, statements, declarations or forms required or permitted to be filed with a Governmental Authority relating to Taxes, including any amendment thereof or schedule or supplement thereto.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

“Trust” has the meaning as set forth in Section 4.10(l).

“Trustee” means, Principal Financial Group Inc, an Iowa corporation, not in its corporate capacity but solely in its capacity as trustee of the Company ESOP.

“TSX” has the meaning as set forth in Section 6.08(f).

“VWAP PSUs” means the Company PSUs granted pursuant to the employee restricted stock unit award agreement, dated November 29, 2022, by and between the Company and the CEO.

“Voting Agreement” has the meaning set forth in the recitals.

“Willful Breach” means, with respect to any party, a material breach of this Agreement by such party that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

SECTION 1.02.          Interpretation.

(a)          As used in this Agreement, references to the following terms have the meanings indicated:

(i)          to the Preamble or to the Recitals, Sections, Articles, Exhibits or Schedules are to the Preamble or a Recital, Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise clearly indicated to the contrary;

(ii)          to any Contract (including this Agreement) or “organizational document” are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time;

(iii)          to any Law are to such Law as amended, modified, supplemented or replaced from time to time and any rules or regulations promulgated thereunder and to any section of any Law include any successor to such section;

(iv)          to any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate;

(v)          to any “copy” of any Contract or other document or instrument are to a true and complete copy thereof;

(vi)          to “hereof,” “herein,” “hereunder,” “hereby,” “herewith” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or clause of this Agreement, unless otherwise clearly indicated to the contrary;

(vii)          to the “date of this Agreement,” “the date hereof” and words of similar import refer to July 4, 2023; and

(viii)          to “this Agreement” includes the Exhibits and Schedules (including the Company Disclosure Letter, the Parent Disclosure Letter and the BAM Disclosure Letter) to this Agreement.

(b)          Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive.  Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.  All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c)          Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.  With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.”

(d)          The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(e)          References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

(f)          Any document shall be determined to have been “delivered,” “furnished,” “provided” or “made available” to a Person if such document has been uploaded to the electronic data rooms established by the Company at Intralinks entitled “Project Janus” or electronically delivered to such Person or its Representatives at least by 11:59 p.m. New York City time on the date immediately preceding the date of this Agreement.

(g)          The Parent Entities, BAM and the Company have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parent Entities, BAM and the Company and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)          No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement.

(i)          All capitalized terms used without definition in the Exhibits and Schedules (including the Company Disclosure Letter, the Parent Disclosure Letter and the BAM Disclosure Letter) to this Agreement shall have the meanings ascribed to such terms in this Agreement.

ARTICLE II

THE MERGER

SECTION 2.01.          Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and pursuant to applicable provisions of the IBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

SECTION 2.02.          Closing; Effective Time.  The closing (the “Closing”) shall take place as soon as practicable, and in any event not later than five business days after the satisfaction or (to the extent permitted herein and by applicable Law) waiver by the party entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted herein and by applicable Law) waiver of those conditions at such time) or at such other time as each party hereto may agree in writing; provided that, notwithstanding the satisfaction or waiver of such conditions, in no event shall the Closing occur prior to January 5, 2024, unless Parent elects to waive this proviso in its sole discretion (which election must be made by Parent no later than December 11, 2023) (the date on which the Closing occurs is referred to in this Agreement as the “Closing Date”). The Closing shall take place remotely by the exchange of electronic documents by facsimile, PDF or other electronic means. The Merger shall become effective at the Effective Time as set forth in the Articles of Merger, which Merger Sub and the Company shall file with the Secretary of State of the State of Iowa on the Closing Date.

SECTION 2.03.          Effects of Merger.  From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the IBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property owned, and every contractual right possessed, by the Company and Merger Sub shall vest in the Surviving Company, and all liabilities of the Company and Merger Sub shall become the liabilities of the Surviving Company.

SECTION 2.04.          Articles of Incorporation and Bylaws of the Surviving Company.  At the Effective Time, the articles of incorporation and bylaws of the Surviving Company shall be amended and, with respect to the bylaws, restated in substantially the form of the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except (i) that the name of the Surviving Company shall remain as American Equity Investment Life Holding Company, until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 7.08), and (ii) as required pursuant to Section 3.01(f) with respect to the preferred stock of the Surviving Company.

SECTION 2.05.          Board of Directors and Officers of Surviving Company.  The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the IBCA and the bylaws of the Surviving Company. Except to the extent requested in writing by Parent in advance of the Effective Time, the officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the bylaws of the Surviving Company.

ARTICLE III

EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES;
PAYMENT OF CONSIDERATION

SECTION 3.01.          Effect of Merger on the Share Capital of Merger Sub and the Company.  At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of Common Stock, any shares of Preferred Stock or any shares, par value $1.00 per share, of Merger Sub (“Merger Sub Stock”):

(a)          Share Capital of Merger Sub.  Each share of Merger Sub Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Company (“Surviving Common Stock”).

(b)          Parent-Owned Common Stock. Each issued and outstanding share of Common Stock that is owned by Parent, any Parent Group Shareholder, Merger Sub or any other direct or indirect Subsidiary of Parent immediately prior to the Effective Time shall automatically become one duly authorized, validly issued, fully paid and nonassessable share of Surviving Common Stock.

(c)          Cancelation of Treasury Stock.  Each share of Common Stock owned by the Company as treasury stock and each share of Common Stock issued and outstanding immediately prior to the Effective Time and owned by the Company or any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and be outstanding, and no consideration shall be delivered in exchange therefor.

(d)          Conversion of Common Stock.

(i)          Subject to Section 3.01(b), Section 3.01(c) and Section 3.05, each share of Common Stock issued and outstanding immediately prior to the Effective Time, shall automatically be canceled and converted into and shall thereafter represent the right to receive the following consideration (the “Merger Consideration”):

(A)          an amount in cash equal to $38.85, without interest (the “Cash Consideration”), subject to adjustment as provided for in Section 3.01(e); and

(B)          a number of fully paid and nonassessable shares of BAM Class A Stock equal to the Exchange Ratio (the “Stock Consideration”), subject to adjustment as provided for in Section 3.01(e), and cash in lieu of fractional shares of BAM Class A Stock.

(ii)          As of the Effective Time, each share of Common Stock canceled pursuant to Section 3.01(d)(i) shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time evidenced any such shares of Common Stock (each, a “Certificate”) or any such Common Stock in uncertified form through a direct registry system immediately prior to the Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, cash in lieu of fractional shares of BAM Class A Stock, if any, and any unpaid dividends or other distributions pertaining to the Common Stock represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 3.02(b) without interest.

(e)          Adjustments to Merger Consideration.

(i)          If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding BAM Class A Stock or Common Stock shall occur by reason of any reclassification, recapitalization, split or combination (including a reverse stock split), exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide the holders of Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.01(e)(i) shall be construed as permitting the Company or BAM to take any action or enter into any transaction otherwise prohibited by this Agreement.

(ii)          Notwithstanding anything to the contrary in this Agreement, if the BAM Class A Stock Price is less than $30.48, Parent and BAM shall have the right (in their sole discretion) to elect to reduce (but not to below zero) the Exchange Ratio by delivering written notice of such election to the Company no later than 4:00 p.m. New York time on the second trading day immediately preceding the Closing Date; provided that, unless Parent and BAM elect to reduce the Exchange Ratio to zero, any such reduction in the Exchange Ratio shall not result in the value of the aggregate amount of Stock Consideration (determined on the basis of the BAM Class A Stock Price) after giving effect to such reduction being less than $200,000,000.  If Parent and BAM make such an election, (A) the amount of the Cash Consideration shall be increased by an amount equal to the product of (1) the positive excess of (x) the Exchange Ratio as determined in accordance with the definition thereof prior to giving effect to such reduction, over (y) the Exchange Ratio after giving effect to such reduction, multiplied by (2) the BAM Class A Stock Price and (B) if such election reduces the Exchange Ratio to zero, (1) all of BAM’s obligations pursuant to Sections 3.02(a)(ii)(B) and 3.02(d), Article VI and Sections 7.02, 7.04, 7.14(d), 7.20 and 8.03(c) shall automatically cease to have any further force and effect and (2) the conditions set forth in Sections 8.01(b), 8.01(e), 8.03(c) and 8.03(d) shall be deemed waived by all of the parties hereto and of no further force or effect (provided, however, that this subclause (1) shall not relieve BAM of any liability for any breach of any such provision by BAM prior to the making of such election).

(f)          Preferred Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof,

(i)          each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series A Preferred

Stock of the Surviving Company entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the Effective Time, and (B) each depositary share issued pursuant to the Series A Deposit Agreement, representing one-thousandth of one share of Series A Preferred Stock (“Series A Depositary Share”) issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding and represent one-thousandth of one share of Series A Preferred Stock of the Surviving Company; and

(ii)          each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series B Preferred Stock of the Surviving Company entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, set forth in the certificate of designations applicable thereto as of immediately prior to the Effective Time, and (B) each depositary share issued pursuant to the Series B Deposit Agreement, representing one-thousandth of one share of Series B Preferred Stock (“Series B Depositary Share”, together with the Series A Depositary Shares, the “Depositary Shares”) issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding and represent one-thousandth of one share of Series B Preferred Stock of the Surviving Company.

(g)          Preferred Stock Dividends Declared Prior to Closing.  Parent acknowledges and agrees on its behalf and on behalf of the Surviving Company that if, prior to the Closing Date, any dividend for which a record date prior to the Closing Date and a payment date following the Closing Date has been declared to holders of Preferred Stock, that such dividend shall be paid by or on behalf of the Surviving Company to holders of record as of such record date on the applicable payment date.

(h)          Surviving Company Stock.  At the Effective Time, if any Stock Consideration is included in the Merger Consideration, the Surviving Company will issue shares of Surviving Common Stock to Parent in consideration for Parent depositing or causing to be deposited such Stock Consideration pursuant to Section 3.02(a)(ii). The number of shares of Surviving Common Stock issued to Parent pursuant to this Section 3.01(h) will have a fair market value equal to the fair market value of such Stock Consideration.

SECTION 3.02.          Exchange Fund.

(a)          Exchange Agent.

(i)          Not less than 30 days prior to the anticipated Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging shares of Common Stock for the Merger Consideration in accordance with this Article III and, in connection therewith, shall enter into an agreement with the Exchange Agent prior to the Closing Date in a form reasonably acceptable to the Company.

(ii)          Prior to the Effective Time, (A) Parent shall deposit or cause to be deposited with the Exchange Agent an amount in cash in U.S. dollars that is sufficient to pay the aggregate Cash Consideration, and any cash payable in lieu of fractional shares of BAM Class A Stock pursuant to Section 3.02(e); and (B) BAM and Parent shall deposit or cause to be deposited with the Exchange Agent evidence of BAM Class A Stock in book-entry form in the name of the Exchange Agent (or its designee) representing an aggregate number of shares of BAM Class A Stock sufficient to deliver the aggregate Stock Consideration (such cash and shares of BAM Class A Stock being hereinafter referred to as the “Exchange Fund”). Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 3.02(h).

(iii)          The Exchange Fund shall be held in trust by the Exchange Agent for the benefit of the holders of Common Stock that are entitled to receive the Merger Consideration.  Pending its disbursement in accordance with this Section 3.02, the cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available).  Parent shall or shall cause the Surviving Company to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to promptly make all payments to former holders of Common Stock of the Merger Consideration.  No investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any former holder of Common Stock to receive the Merger Consideration.  The Exchange Fund shall not be used for any purpose other than the payment to holders of Common Stock of the Merger Consideration.

(b)          Letter of Transmittal; Exchange of Common Stock.  As soon as practicable after the Effective Time (but in no event later than three business days after the Effective Time), the Surviving Company or Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time evidenced any Common Stock to be canceled pursuant to Section 3.01(d)(i) (“Company

Stock Certificates”) a form of letter of transmittal (which (i) shall specify that delivery of a Company Stock Certificate shall be effected, and risk of loss and title to such Company Stock Certificate shall pass, only upon delivery of such Company Stock Certificate to the Exchange Agent and (ii) shall be in such form and have such other customary provisions as the Surviving Company may specify, subject to the Company’s reasonable approval (to be obtained prior to the Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Company Stock Certificates may receive the Merger Consideration pursuant to this Article III.  Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Company Stock Certificates (or affidavit of loss in lieu thereof in accordance with Section 3.02(c)) for cancellation to the Exchange Agent, and without any action by any holder of record of Book-Entry Shares that immediately prior to the Effective Time represented any Common Stock (“Company Book-Entry Shares”), the Exchange Agent shall deliver to such holder (other than any holder of Common Stock representing Dissenting Shares), (A) in the case of Company Book-Entry Shares, a notice of the effectiveness of the Merger, (B) the number of shares of BAM Class A Stock representing, in the aggregate, the whole number of shares of BAM Class A Stock, if any, that such holder has the right to receive as Stock Consideration and (C) an amount of cash that such holder has the right to receive as Cash Consideration and cash in lieu of fractional shares of BAM Class A Stock, if any, in each case, with respect to the shares of Common Stock represented by such Company Stock Certificate or Company Book-Entry Shares immediately prior to the Effective Time, and such Company Stock Certificates or Company Book-Entry Shares shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Company Stock Certificate surrendered is registered, it shall be a condition of payment that (x) the Company Stock Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have established to the reasonable satisfaction of the Surviving Company that any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder either has been paid or is not applicable. Notwithstanding the foregoing, with respect to any shares of Common Stock held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, and cash in lieu of fractional shares of BAM Class A Stock, if any, in each case, that such holder has the right to receive pursuant to this Article III.  Until satisfaction of the applicable procedures contemplated by this Section 3.02 and subject to Section 3.05, each Company Stock Certificate or Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration formerly represented by such Company Stock Certificate or Company Book-Entry Share as contemplated by this Article III.  No interest shall be paid or shall accrue on the cash payable with respect to any Common Stock pursuant to this Article III.

(c)          Lost, Stolen or Destroyed Company Stock Certificates.  If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Surviving Company shall cause the Exchange Agent to pay, in exchange for such lost, stolen or destroyed Company Stock Certificate, the applicable Merger Consideration as contemplated by this Article III.

(d)          Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect to the Exchange Fund and any shares of BAM Class A Stock) that had been delivered to the Exchange Agent and which has not been disbursed to former holders of Common Stock, and thereafter such former holders shall be entitled to look only to Parent, BAM and the Surviving Company for, and Parent, BAM and the Surviving Company shall remain liable for, payment of their claims of the Merger Consideration that such former holders have the right to receive pursuant to the provisions of this Article III.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)          No Fractional Shares. No certificates, receipts or scrip representing fractional interests in BAM Class A Stock will be issued upon the surrender or transfer for exchange of Company Stock Certificates or Company Book-Entry Shares, no dividend or distribution of BAM will relate to such fractional BAM Class A Stock interests, and such fractional BAM Class A Stock interests will not entitle the owner thereof to vote or to any rights of a holder of BAM Class A Stock. Parent shall pay to the Exchange Agent an amount in cash to be deposited promptly following the Effective Time, sufficient for the Exchange Agent to pay each holder of Company Stock Certificates or Company Book-Entry Shares an amount in cash (rounded to the nearest cent) equal to the product of (1) the fraction of a share of BAM Class A Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (after aggregating all fractional BAM Class A Stock interests to be received by such holder) would otherwise have been entitled to receive, multiplied by (2) an amount equal to the BAM Class A Stock Price.

(f)          No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the Company, BAM, the Parent Entities, the Surviving Company or the Exchange Agent shall be liable to any Person for Merger Consideration lawfully delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar applicable Law.

(g)          Transfer Books; No Further Ownership Rights in Common Stock.  The Merger Consideration paid in respect of each share of Common Stock in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Stock previously represented by such Certificates or Book-Entry Shares, subject, however, to Section 3.05.  At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of any shares of Common Stock that were issued and outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Common Stock formerly represented by Certificates or Book-Entry Shares immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Common Stock, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 3.02(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article III.

(h)          Distributions with Respect to Un-surrendered Shares. All shares of BAM Class A Stock to be delivered as Stock Consideration to a holder of Common Stock pursuant to this Agreement shall be deemed delivered as of the Effective Time and whenever a dividend or other distribution is declared by BAM in respect of the BAM Class A Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of BAM Class A Stock to be delivered as Stock Consideration pursuant to this Agreement. No dividends or other distributions in respect of shares of BAM Class A Stock delivered as Stock Consideration pursuant to this Agreement shall be paid to any holder of any un-surrendered Company Stock Certificate until the Company Stock Certificate (or affidavit of loss in lieu of such Company Stock Certificate as provided in Section 3.02(c)) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of BAM Class A Stock delivered as Stock Consideration in exchange for the Company Stock Certificates (and any Company Book-Entry Shares held by such holder) in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of BAM Class A Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of BAM Class A Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender. Such holder of Company Book-Entry Shares shall be entitled to vote after the Effective Time at any meeting of holders of BAM Class A Stock with a record date at or after the Effective Time the number of whole shares of BAM Class A Stock into which the shares represented by such Company Book-Entry Shares have been exchanged pursuant to this Agreement, regardless of whether such holder has exchanged its Company Stock Certificates.

(i)          Withholding Taxes.  Parent, Merger Sub, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement (including in respect of Company Awards) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of other applicable Tax Law.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority in accordance with applicable Law, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  The parties hereby agree to use commercially reasonable efforts to provide written notice to the party entitled to the relevant payment of any anticipated withholding or deduction prior to making any deduction or withholding from amounts payable pursuant to this Agreement, and further agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

SECTION 3.03.          Company Awards.  Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to provide for the following:

(a)          Company Options.  Each Company Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any required action by the holder thereof, be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(a) at the BAM Class A Fixed Stock Price) over the exercise price per share of such Company Option; provided that any Company Option with an exercise price per share that is equal to or greater than the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(a) at the BAM Class A Fixed Stock Price) shall be automatically canceled as of Closing for no consideration.

(b)          Company RSUs.  Each Company RSU (other than a Rollover Company RSU) outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any required action by the holder thereof, vest and be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(b) at the BAM Class A Fixed Stock Price).

(c)          Company PSUs.  Each Company PSU outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any required action by the holder thereof, vest and be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Common Stock subject to such Company PSU immediately prior to the Effective Time (assuming for (A) Company PSUs other than VWAP PSUs, a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management

Committee of the Company Board immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(c) at the BAM Class A Fixed Stock Price)) and (ii) the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(c) at the BAM Class A Fixed Stock Price).

(d)          Company Restricted Stock.  Each award of Company Restricted Stock outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, have any restrictions thereon lapse and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Restricted Stock held by such holder immediately prior to the Effective Time and (ii) the Merger Consideration (valuing the Stock Consideration for purpose of this Section 3.03(d) at the BAM Class A Fixed Stock Price).

(e)          Rollover Company RSUs.  Any Company RSU that is a Rollover Company RSU outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action by the holder thereof, cease to represent an award denominated in Common Stock and shall be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock(an “Exchanged RSU”), with the number of shares subject to each such Exchanged RSU equal to the product (rounded to the nearest whole number) of (i) the number of shares of Common Stock subject to such Rollover Company RSU immediately prior to the Effective Time and (ii) the Company Award Conversion Ratio.  Except as specifically provided above, following the Effective Time, each Exchanged RSU shall continue to be governed by the same material terms and conditions (including vesting schedule and termination protections established for the applicable Company RSU) as were applicable to the Rollover Company RSU immediately prior to the Effective Time.

SECTION 3.04.          Payments with Respect to Company Awards.  Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article III in respect of each Company Award (other than the Rollover Company RSUs) shall be paid as promptly as reasonably practicable after the Effective Time, but in no event later than the second regularly scheduled payroll date following the Effective Time, by the Surviving Company or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings (or, in the case of non-employee directors, such other method as the Company typically utilizes for payments to such Persons), to the holders of the Company Awards; provided that, with respect to any Company Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

SECTION 3.05.          Shares of Dissenting Holders.

(a)          Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into, or represent the right to receive, the Merger Consideration.  As of the Effective Time, each Dissenting Share shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Dissenting Share immediately prior to the Effective Time shall be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the applicable provisions of the IBCA, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Common Stock under the IBCA shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon completion of applicable procedures and surrender of the Company Stock Certificates in accordance with Section 3.02(b) or, in the case of holders of Company Book-Entry Shares, without any action by such holder in accordance with Section 3.02(b), and in each case, shall cease to be Dissenting Shares hereunder.

(b)          The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments received by the Company; and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the IBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure set forth in one section or sub-section of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or sub-section of this Article IV to which it corresponds in number and each other section or sub-section of this Article IV to the extent the qualifying nature of such disclosure with respect to such other section or sub-section is reasonably apparent on the face of such disclosure) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available at least three business days prior to the date of this Agreement (the “Filed SEC Documents”), other than any disclosure contained in such Filed SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements:

SECTION 4.01.          Organization; Standing.

(a)          The Company is an Iowa corporation duly incorporated and organized and validly existing under the IBCA.  The Company has all requisite power and authority necessary to carry on its business as it is now being conducted, and to own, lease and operate its assets, rights and properties in all material respects.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

(b)          A true, complete and correct copy of each of the Company Organizational Documents is included in the Filed SEC Documents.  The Company is not in material violation of any provision of the Company Organizational Documents, and no Subsidiary of the Company is in material violation of its certificates or articles of incorporation, memorandum of association, bylaws, bye-laws or other comparable charter or organizational documents except as would not be material to the Company and its Subsidiaries, taken as a whole.  The Company has made available to Parent true, complete and correct copies of the organizational documents of each of the Company’s Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Letter, in each case as amended and in effect as of the date hereof.

(c)          Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing would not reasonably be expected to have a Company Material Adverse Effect, taken as a whole.

SECTION 4.02.          Capitalization.

(a)          The authorized share capital of the Company consists of 200,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.  At the close of business on June 30, 2023 (the “Capitalization Date”), (i) 77,885,597 shares of Common Stock (including 959,314 shares of Common Stock held by the Company ESOP, of which 959,314 shares are allocated and no shares are unallocated) were issued and outstanding, (ii) 2,895,500 shares of Common Stock under the Company Stock Plans of which (A) 196,394 are shares of Company Restricted Stock, (B) 447,308 shares are subject to outstanding Company RSUs, (C) 628,841 and 1,691,015 shares of Common Stock are subject to outstanding Company PSUs (assuming achievement of any applicable performance criteria at the target and maximum levels, respectively), and (D) 1,622,957 shares are subject to unexercised Company Options (whether vested or unvested, including 1,405,820 shares subject to vested and unexercised Company Options), (iii) 3,056,407 shares of Common Stock are reserved and available for issuance under the Company Stock Plans, (iv) 16,000 shares of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A, of the Company (the “Series A Preferred Stock”) were issued and outstanding, (v) 12,000 shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B, of the Company (the “Series B Preferred Stock”,

and together with the Series A Preferred Stock, the “Preferred Stock”) were issued and outstanding and (vi) 31,693,317 shares of Common Stock were held by the Company as treasury stock or held by its Subsidiaries.  Since the Capitalization Date through the date of this Agreement, other than in connection with the vesting, settlement or exercise of Company Awards or pursuant to allocation under the Company ESOP, neither the Company nor any of its Subsidiaries has issued any Company Securities.

(b)          Except as described in this Section 4.02, as of the Capitalization Date, there were (i) no outstanding shares of Common Stock, Preferred Stock or other equity or voting interests in the Company (including bonds, debentures, notes or other Indebtedness of the Company having the right to vote), (ii) no outstanding securities of the Company convertible into or exchangeable for Common Stock or other equity or voting interests in the Company, (iii) except pursuant to any Company Awards, any Company Stock Plan or the Company ESOP, no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any Common Stock, Preferred Stock or other equity or voting interests in, or any securities convertible into or exchangeable for Common Stock, Preferred Stock or other equity or voting interests in the Company (collectively, “Company Rights,” and the items in clauses (i), (ii) and (iii) being referred to collectively as “Company Securities”) and (iv) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon.  Other than in connection with the Company Awards or pursuant to a Company Stock Plan, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or that grant from the Company or any of its Subsidiaries any preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  Except as described in this Section 4.02, no direct or indirect Subsidiary of the Company owns any Common Stock or Preferred Stock.  None of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition or voting with respect to any Company Securities.  All issued and outstanding Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, there are no accrued and unpaid dividends with respect to the Common Stock or the Preferred Stock.

(c)          The Common Stock and the Depositary Shares constitute the only issued classes of shares or other securities of the Company or its Subsidiaries registered under the Exchange Act.

(d)          All of the issued and outstanding share capital or shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned, directly or indirectly, beneficially and of record, by the Company free and clear of all Liens, except for Permitted Liens.  Each issued and outstanding share capital or share of capital stock of each Subsidiary of the Company that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments that obligate the Company or any Subsidiary of the Company to issue any share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company.  None of the Subsidiaries of the Company has any outstanding equity compensation plans relating to the share capital or capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

(e)          The Company has made available to Parent accurate and complete copies of all Company Stock Plans, any other Contracts pursuant to which any Company Awards are outstanding as of the date of this Agreement and the forms of all Company Award agreements (and any individual award agreements whose terms materially deviate from such forms) evidencing such Company Awards as of the date of this Agreement.  The exercise price of each Company Option is no less than the fair market value of a share of Common Stock as determined on the date of grant of such Company Option.  All grants of Company Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in all reports filed with the SEC in accordance with GAAP.  All Company Awards have been issued and granted in compliance in all material respects with the terms of the applicable Company Stock Plan and all applicable Laws.

SECTION 4.03.          Authority; Noncontravention; Voting Requirements.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Required Shareholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly and unanimously authorized and approved by the Company Board, and, except for obtaining the Required Shareholder Approval, no other corporate action (including any shareholder vote or other action) on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by each other party, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, rehabilitation, conservatorship, liquidation, receivership and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (together, the “Bankruptcy and Equity Exception”).

(b)          The Company Board has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders (other than the Parent Group Shareholders and any other Parent Affiliated Shareholders), including in consideration of community interest factors, (ii) approved and adopted this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement and the Transactions, including the Merger, be submitted to the shareholders of the Company for their approval and (iv) resolved, subject to Section 7.03, to recommend approval of the Merger and this Agreement to the Company’s shareholders (such recommendation, the “Company Board Recommendation”), and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c)          Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance of or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of (A) the Company Organizational Documents or (B) the certificates or articles of incorporation, memorandums of association, bylaws, bye-laws or other comparable charter or organizational documents of any of the Company’s Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 5.02(c) (other than Section 5.02(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 5.02(c)), (B) that the actions described in Section 4.03(a) have been completed, (C) that the Consents referred to in Section 4.04 and the Required Shareholder Approval are obtained and (D) that the filings referred to in Section 4.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) violate in any material respect any Law applicable to the Company or any of its Subsidiaries, (y) require any consent or notice, or conflict with, violate or constitute a default under any of the terms, conditions or provisions of any Material Contract, or any Reinsurance Agreement or IMA or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, result in the loss of any benefit to the Company or, if applicable, its Subsidiaries under, or result in the triggering of any payments by the Company or, if applicable, its Subsidiaries pursuant to, any such Material Contract, or Reinsurance Agreement or IMA or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (ii)(y) and (ii)(z), as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

(d)          A majority of the votes cast (in person or by proxy) in favor of the approval of this Agreement and the Merger by the holders of the Common Stock present and voting together as a single class at the Company Shareholders Meeting (the “Required Shareholder Approval”), is the only vote of, or approval by, the holders of any class or series of share capital of the Company or any of its Subsidiaries that is necessary to approve this Agreement and the Merger; provided that a quorum is established at the Company Shareholders Meeting by attendance (in person or by proxy) of the holders of a majority of the Common Stock issued and outstanding.

SECTION 4.04.          Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement on Schedule 14A relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), (b) compliance with the rules and regulations of the NYSE, (c) the filing of the Articles of Merger as required by the IBCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws set forth in Section 4.04(d) of the Company Disclosure Letter, (e) the filing with the Financial Industry Regulatory Authority (“FINRA”) of an application by the Broker-Dealer Subsidiary under FINRA Rule 1017 (the “Rule 1017 Application”) and the receipt of FINRA’s approval of such application, (f) compliance with any applicable state securities or blue sky laws, (g) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 4.04(g) of the Company Disclosure Letter (the “Company Insurance Approvals”), (h) the Parent Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 5.03 and the completeness of Section 5.03 of the Parent Disclosure Letter) and (i) such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or impair the consummation by the Company of the Transactions on a timely basis, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions.

SECTION 4.05.          Company SEC Documents; Undisclosed Liabilities.

(a)          The Company has filed with or furnished to (as applicable) the SEC all reports, schedules, forms, statements, registration statements, prospectuses, proxy statements and other documents required to be filed or furnished by the Company with the SEC on a timely basis pursuant to the Securities Act or the Exchange Act since January 1, 2021 (collectively with any other reports, schedules, forms, certifications, statements, registration statements, prospectuses, proxy statements and other documents, including the exhibits and other information incorporated therein, filed or furnished by the Company with the SEC after the date hereof, the “Company SEC Documents”) in all material respects.  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other Company SEC Documents), or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this

Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any Company SEC Document.

(b)          Each of the consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of the dates and for the periods referred to therein and as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and published rules and regulations of the SEC, the Securities Act and the Exchange Act with respect thereto, have been prepared in all material respects in accordance with GAAP as in effect on the date of such statement (except, in the case of unaudited quarterly statements, for normal and recurring year-end adjustments) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).  Since January 1, 2021, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements prepared in accordance with GAAP, except as required by GAAP, SEC rule or policy or applicable Law.  None of the Company or its Subsidiaries is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)          Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the Company and its Subsidiaries as of December 31, 2022, included in the Filed SEC Documents, (ii) incurred after December 31, 2022, in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) as relate to Taxes or (v) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)          The Company is, and since January 1, 2021, has been, in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”) that are applicable to the Company.

(e)          None of the information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall, on the date it is first mailed to shareholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of any meeting of the Company’s shareholders to be held in connection with the Merger, including the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement/Prospectus will comply as to form with the requirements of the Exchange Act, the Securities Act and any other applicable Law governing the preparation, distribution or dissemination of such documents.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

(f)          No material weaknesses exist with respect to the internal control over financial reporting of the Company that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in the Company SEC Documents as filed with or furnished to the SEC prior to the date of this Agreement.  The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (x) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (y) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company and (z) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.  The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls or any allegation of fraud that involves management of the Company or any other employee of the Company or any of its Subsidiaries who has a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures.  The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(g)          The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(h)          As of the date hereof, except as disclosed in the Company SEC Documents, within the last twelve (12) months, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

SECTION 4.06.          Absence of Certain Changes.  From December 31, 2022 through the date of this Agreement, except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto (including the Transactions) and to alternative transactions to the Transactions and any COVID Measures, (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not been any event or condition that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 4.07.          Legal Proceedings.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, there is no (a) Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective officers, directors or employees (other than ordinary course claims made under or in connection with Contracts of insurance or reinsurance issued or assumed by the Company or any of its Subsidiaries) or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or any of its Subsidiaries in connection with the officer’s or director’s relationship with the Company, in each case, by or before any Governmental Authority.

SECTION 4.08.          Compliance with Laws; Permits.

(a)          The Company and each of its Subsidiaries and their respective officers, directors, and personnel are, and since January 1, 2021, have been, in compliance with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules and regulations (collectively, “Laws”), judgments, decrees and orders of Governmental Authorities and Permits, in each case, applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.  The Company and each of its Subsidiaries hold, and since January 1, 2021, have held, all licenses, memberships, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and all such Permits are in full force and effect, except where the failure to hold the same or the failure of the same to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the

Transactions.  There are no Actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or adverse modification of any Permit.

(b)          Except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, neither the Company nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c)          The Company, each of its Subsidiaries, and to the Knowledge of the Company, each of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) and any other third party acting on behalf of the Company or any of its Subsidiaries, has, since January 1, 2021, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

(d)          Except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers or employees (each in their capacities as such) has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries, in any way relating to any applicable Specified Business Conduct Laws.

(e)          Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) or any other third party acting on behalf of the Company or any of its Subsidiaries, is a Sanctioned Person.

(f)          Except as would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions, since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other third party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of any Specified Business Conduct Laws.

(g)          Neither the Broker-Dealer Subsidiary, nor any person associated with it, is subject to a “statutory disqualification” as that term is used for purposes of the

Securities Exchange Act.  The Broker-Dealer Subsidiary has in effect, and at all times required by legal or regulatory requirements has had in effect, such written supervisory policies and procedures as may be required by the SEC, FINRA and the Exchange Act, except where neither the failure to maintain any relevant components of such policies and procedures would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the Transactions.

SECTION 4.09.          Tax Matters.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect

(i)          The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (or caused to be timely filed) (taking into account valid extensions of time within which to file) all income or other Tax Returns required to be filed by any of them with the appropriate Governmental Authority in all jurisdictions in which Tax Returns are required to be filed.  All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all income or other material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown as due on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP and Applicable SAP.

(ii)          No Taxes with respect to any of the Company and its Subsidiaries are under audit or examination by any Governmental Authority, and there are no audits, claims, assessments, levies, administrative or judicial proceedings pending or threatened in respect of any Taxes of any of the Company and its Subsidiaries.

(iii)          There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(iv)          Neither the Company nor any of its Subsidiaries has (A) waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to an assessment or deficiency for any Taxes, which waiver or agreement, as applicable, remains in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), (B) applied for a private letter ruling or similar ruling from any Governmental Authority relating to Taxes that has not been granted or has proposed to enter into an agreement with a Governmental Authority relating to Taxes that is pending or (C) entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), offer in compromise or similar agreement with a Governmental Authority relating to Taxes or has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any Governmental Authority.

(v)          Neither the Company nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement or arrangement, other than (A) Contracts solely between the Company and its Subsidiaries and (B) agreements or arrangements entered into in the ordinary course of business that does not relate principally to Taxes, or has any liability for Taxes of another Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor or by Contract (other than any Contract that does not relate principally to Taxes).

(vi)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (B) disposition accounted for under the installment sale method made on or prior to the Closing Date or (C) prepaid amount received on or prior to the Closing Date. Section 4.09(a)(vi) of the Company Disclosure Letter sets forth a schedule of amounts that the Company or any of its Subsidiaries will be required to include in income after the Closing Date under Section 13517(c)(3) of the Tax Cuts and Jobs Act of 2017, Pub. L. No. 115-97.

(vii)          All excise Tax Returns and excise Taxes under Section 4371 of the Code with respect to any reinsurance or retrocession agreement to which the Company or any of its Subsidiaries is a party have been duly and timely filed and paid.

(viii)          The Company and each of its Subsidiaries have, within the time and manner prescribed by Law, withheld and paid over to the proper Governmental Authority all amounts required to have been so withheld and paid over, and have complied with all related Tax information reporting requirements under applicable Law.

(b)          Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was intended to be governed by Section 355 of the Code.

(c)          Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(d)          Neither the Company nor any of its Subsidiaries has or has ever had a permanent establishment in a jurisdiction outside of the jurisdiction in which the Company or its Subsidiaries, respectively, are organized. For the avoidance of doubt, the entire United States (as defined in Section 7701(a)(9) of the Code) shall be treated as a single jurisdiction for purposes of this representation.

(e)          AEL Re Bermuda Ltd. has made a valid election under Section 953(d) of the Code to be treated as a domestic corporation.  No other Subsidiary of the Company organized outside of the United States has made an election under Section 953(d) of the Code to be treated as a domestic corporation.

(f)          Section 4.09(f) of the Company Disclosure Letter sets forth a true and correct list of any of the Company or its Subsidiaries that is a life insurance company under Section 816(a) of the Code as of the date of this Agreement.

(g)          Each of the Company and its Subsidiaries (other than AEL Re Bermuda Ltd.) is a domestic corporation for U.S. federal income Tax purposes.

(h)          Notwithstanding anything to the contrary in this Agreement, (i) except for the representations and warranties set forth in Sections 4.05, 4.10, and 4.22 and this Section 4.09, neither the Company nor any of its Subsidiaries makes, and each such party hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to Taxes, (ii) the representations and warranties of the Company and its Subsidiaries in this Section 4.09 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) nothing in this Agreement (including the representations and warranties in this Section 4.09), other than Section 4.05 shall be construed as providing a representation and warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or its Subsidiaries. None of the representations and warranties in this Section 4.09 are made with respect to the tax treatment of any Insurance Contract, or as to any obligation in respect of withholding, information reporting or record-keeping in respect thereof, which will be governed by Section 4.22.

SECTION 4.10.          Employee Benefits.

(a)          Section 4.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document, including any amendments thereto, or if such Company Plan is not in writing, a written description of such plan, (ii) the most recent summary plan description for each material Company Plan for which such summary plan description is required by applicable Law and each summary of material modifications (if any), (iii) if such Company Plan is funded through a trust or any other funding arrangement, a copy of such trust or other funding arrangement, (iv) the most recently received IRS determination letter (or opinion or advisory letter, if applicable) and (v) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto (if any).

(b)          Except as would not be expected to have a Company Material Adverse Effect, each of the Company Plans (including any related trusts) (i) has been established, operated and administered in compliance with its terms and in accordance with applicable Laws, (ii) all contributions required to be made with respect to any Company Plan have been timely made and deposited and (iii) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any material default under or material violation of any Company Plan.

(c)          Each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS regarding the Tax-qualified status of such Company Plan or is entitled to rely upon a favorable opinion letter issued by the IRS regarding the plan’s Tax-qualified status and each such related trust has not been revoked, and, to the Knowledge of the Company, no events have occurred or circumstances exist that could reasonably be expected to cause the loss of reliance on such determination or opinion letter or adversely affect the Tax-qualified status of any such Company Plan or related trust.

(d)          The Company does not maintain, sponsor or contribute to, nor within the past six years has it maintained, sponsored or contributed to, or required to maintain, sponsor or contribute to, a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan (within the meaning of Section 3(35) of ERISA) or any “multiemployer plan” (as defined in Section 4063 of ERISA).  No Company Plan is, and none of the Company or any of its Subsidiaries has any actual or contingent liability under, any “multiple employer plan” (within the meaning of Section 413(c) of the Code) or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.  Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation with respect to any Company Plan as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person, trade or business, whether or not incorporated (an “ERISA Affiliate”).  In addition, during the past six years, no liability under (i) Title IV or Section 302 of ERISA or Sections 412 and 4971 of the Code or (ii) Section 4980B of the Code as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, has, in either case, been incurred by the Company or any ERISA Affiliate that has not been satisfied in full and, to the Knowledge of the Company, no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring such liability that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries.  There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan, except for transactions that would not reasonably be expected to result in any material liability to the Company and its Subsidiaries taken together as a whole.

(e)          Except as required under applicable Law, no Company Plan provides health, medical, dental or life insurance benefits following retirement or other termination of employment.

(f)          There are no pending, or to the Knowledge of the Company, anticipated or threatened Actions against the Company or any of its Subsidiaries with respect to any Company Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Plan (other than routine claims for benefits) that would reasonably result in material liability to the Company and its Subsidiaries.  No Company Plan is, or since January 1, 2021 has been, the subject of an examination, investigation or audit by a Governmental Authority.

(g)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any severance payment or benefit becoming due to any current or former employee, officer, director or other natural individual service provider of the Company or its Subsidiaries, (ii) increase, or enhance the terms of, any severance or other compensation or benefits otherwise payable to any current or former employee, officer, director or other natural individual service provider of the Company or its Subsidiaries, (iii) result in any acceleration of the time of payment, funding (through a grantor trust or otherwise) or vesting of any such compensation or benefits to any current or former employee, officer, director or other natural individual service provider of the Company or its Subsidiaries, (iv) trigger any increased or accelerated contributions to any Company Plan or trigger any change in the funding or covenant support arrangements for any Company Plan or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(h)          The consummation of the Transactions (either alone or in combination with another event) will not result in the payment (or acceleration of vesting) of any amount or benefit that would, individually or in combination with any other payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(i)          No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Tax, interest or penalties imposed by Section 409A of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(j)          Except as would not be expected to have a Company Material Adverse Effect, each Company Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is and has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.

(k)          Neither the Company nor any of its Subsidiaries maintains any Company Plan or other similar compensation or benefit arrangement that is subject to the Laws of any jurisdiction outside of the United States or that is registered or required to be registered or approved by a non-U.S. Governmental Authority.

(l)          Except as would not be expected to have a Company Material Adverse Effect, (i) the Company ESOP was validly authorized, established and maintained in accordance with applicable Law, (ii) the trust under the Company ESOP (the “Trust”) is a tax-exempt trust established in accordance with Section 501(a) of the

Code and is administered and interpreted in accordance with applicable Law, (iii) the Company ESOP has received a determination from the Internal Revenue Service that the Company ESOP meets the applicable qualification requirements of Section 401(a) of the Code and, to the Knowledge of the Company, since the date of such determination (A) such qualified status has not been revoked and (B) nothing has occurred that would reasonably be expected to cause revocation of such qualified status or inability to rely on such determination and (iv) the Common Stock held by the Trust constitute “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA.  As of the date hereof, no loans have been granted to or are outstanding for any participant under the Company ESOP.

SECTION 4.11.          Labor Matters.

(a)          Except as would not be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, labor agreement or other labor-related agreement with a labor union, labor organization, trades council, works council or similar organization and (ii) (A) there are no, and since January 1, 2021, have been no, labor organizing activities or representation or certification demands, petitions or proceedings by any labor organization, labor union, trades council, works council or similar organization or group of employees of the Company or any of its Subsidiaries to organize or represent any employees of the Company or any of its Subsidiaries, and no pending demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union, labor organization, trades council, works council or similar organization, (B) the consent of, consultation of or the rendering of formal advice by any labor union, labor organization, trades council, works council, employee representative body or similar organization is not required for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, (C) since January 1, 2021, there has been no actual, or, to the Knowledge of the Company, threatened strike, lockout, slowdown, work stoppage, unfair labor practice charge, grievance or arbitration against or affecting the Company or any of its Subsidiaries, (D) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice and there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board and (E) there is no material charge of discrimination in employment or employment practices by the Company, including with respect to age, gender, race, religion or other legally protected category pending or, to the Knowledge of the Company, threatened before the United States Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices in any jurisdiction in which the Company or any Subsidiary has employed or currently employs any person.

(b)           Since January 1, 2021, (i) there have been no allegations of sexual harassment, sexual abuse or other sexual misconduct made against any member of the Company Board or officer of the Company subject to the reporting requirements of Section 16(a) of Exchange Act and (ii) there are no Actions pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any member of the Company Board or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act.  Since January 1, 2021, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any member of the Company Board or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act.

(c)          Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable Laws respecting labor and employment matters, including discrimination in employment, employment practices, equal employment opportunity, terms and conditions of employment, disability rights or benefits, reasonable accommodations, hiring, training and/or promotion, payroll, tax withholding, worker classification (including the proper classification of workers as contingent workers, independent contractors and consultants), immigration (including applicable I-9 Laws), wages, hours, workers’ compensation, plant closings, labor and collective bargaining, employee leave issues, unemployment insurance, mandatory social security and pension schemes, privacy, employee record keeping and occupational safety and health, other than instances of noncompliance that would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has taken any action during the past three (3) years that would trigger the notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 and any other similar applicable foreign, state or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff or similar triggering event for which any material liability remains unsatisfied.

SECTION 4.12.          Intellectual Property; Data Privacy and Cybersecurity.

(a)          Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all material Company Intellectual Property that is issued, registered or subject to an application for issuance or registration, indicating for each item (i) the current owner (including, with respect to domain names, the current registrant), (ii) the jurisdiction where the application, registration or issuance is filed, (iii) the application, registration and issue number (as applicable) and (iv) the application, registration and issue date (as applicable).  Except as would not reasonably be expected to have a Company Material Adverse Effect, all Company Intellectual Property that is issued or registered is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)          Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are the exclusive owners of the Company Intellectual Property, free and clear of all Liens other than Permitted Liens, and have sufficient rights (which rights are, to the Knowledge of the Company, valid and enforceable) to use all other Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(c)          Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Persons (including current and former employees and independent contractors) who are or were involved in or contributed to the development of, or otherwise would have rights in or to, any Company Intellectual Property have irrevocably assigned to the Company or one of its Subsidiaries all of their rights in and to such Company Intellectual Property (and such assignments are, to the Knowledge of the Company, valid), or the Company or one of its Subsidiaries owns such Company Intellectual Property by operation of Laws; and (ii) the Company and each of its Subsidiaries have taken commercially reasonable actions to protect and preserve the secrecy of all Trade Secrets owned by the Company or any of its Subsidiaries.

(d)          Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries do not use or distribute, nor have used or distributed, any Software licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition or the Free Software Definition (as promulgated by the Open Source Initiative or the Free Software Foundation, respectively) or any Software that contains or is derived from any such Software (“Open Source Software”) in any manner that would require any source code of any proprietary Software owned or purported to be owned by the Company or its Subsidiaries to be disclosed, licensed for free, publicly distributed or dedicated to the public; and (ii) the Company and its Subsidiaries are in compliance with the terms and conditions of all relevant licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in the business of the Company and its Subsidiaries.

(e)          Except as would not reasonably be expected to have a Company Material Adverse Effect, no claims, disputes or other Actions are pending or, to the Knowledge of the Company, threatened in writing (in each case, that has not since been resolved) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company Intellectual Property or alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(f)          Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person.

(g)          Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have at all times posted privacy policies addressing the collection, retention, use and distribution of Personal Information.  The Company and its Subsidiaries are not in violation of, and the Company’s and its Subsidiaries’ use and dissemination of Personal Information are in compliance with (i) any requirements of self-regulatory frameworks or organizations with which the Company and its Subsidiaries are contractually obligated to comply, including the Company’s and its Subsidiaries’ binding and customer-facing privacy policies and (ii) all applicable Laws or directives of any Governmental Authority, together with all binding regulatory guidance, rules and requirements promulgated thereunder, each as amended from time to time that relate to data privacy, data security, data protection, cybersecurity and marketing with respect to the collection, storage, use, disclosure, destruction or other processing, and transfer of Personal Information (collectively, “Privacy Obligations”), in each case, except as would not reasonably be expected to have a Company Material Adverse Effect.

(h)          Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021:  (i) there has not been any violation of any Privacy Obligations; (ii) no Actions alleging noncompliance with Privacy Obligations in connection with the conduct of the business of the Company and its Subsidiaries are pending or threatened in writing against the Company and its Subsidiaries with respect to any of the foregoing; and (iii) the Company and its Subsidiaries have not been impacted by any Cybersecurity Incident or otherwise required under any Privacy Obligations to give notice to any Person of any actual or alleged Cybersecurity Incident.

(i)          Except as would not reasonably be expected to have a Company Material Adverse Effect, the IT Systems are sufficient for the current needs of the business of the Company and its Subsidiaries and, to the Knowledge of the Company, do not contain any Malware.  Except as would not reasonably be expected to have a Company Material Adverse Effect, there have been no failures, breakdowns, outages or unavailability of any of the foregoing that have caused any material disruption to the business of the Company or its Subsidiaries.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have valid rights to use and access all IT Systems and (ii) the Company and its Subsidiaries have taken commercially reasonable actions to protect the integrity and security of the IT Systems and maintain reasonable information security, backup and disaster recovery plans and procedures, and such actions, plans and procedures are designed to be consistent with applicable Privacy Obligations with respect to the foregoing and the data stored or processed thereby.

SECTION 4.13.          Anti-Takeover Provisions.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company with respect to this Agreement or the Merger.

SECTION 4.14.          Real Property.

(a)          Except as would not reasonably be expected to have a Company Material Adverse Effect, either the Company or one of its Subsidiaries owns good and valid title in fee simple to the Owned Real Property, free and clear of all Liens, other than Permitted Liens.

(b)          Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold or subleasehold interest in each Leased Real Property pursuant to a lease or sublease agreement (each, a “Company Lease”), free and clear of all Liens (other than Permitted Liens). Each Company Lease is in full force and effect, except as enforceability thereof may be limited by the Bankruptcy and Equity Exception.

(c)          Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party under any Company Lease, is in material default under any Company Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a material default of any Company Lease.

(d)          The Company or one of its Subsidiaries, as applicable, have obtained all certificates of occupancy and other permits or approvals required with respect to the use and occupancy of the Leased Real Property, except where a failure to obtain any such material permits or approvals would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.15.          Contracts.

(a)          Except for (A) this Agreement, (B) each Company Plan, (C) each Contract filed as an exhibit to the Filed SEC Documents, Section 4.15(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement and (D) each arrangement disclosed under Item 404(a) of Regulation S-K under the Exchange Act in the Filed SEC Documents.  For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than any Contracts to which Parent, BAM or any of their respective Affiliates is a counterparty, Company Plans, IMAs, any Contracts in respect of Investment Assets and insurance, reinsurance or retrocession treaties, agreements, slips, binders, cover notes, including the Reinsurance Agreements, or other similar arrangements) that:

(i)          are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)          are with an affiliate that would be required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act;

(iii)          relate to the formation or management of any joint venture, partnership or other similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole (excluding Investment Assets acquired in the ordinary course of business);

(iv)          provide for Indebtedness for borrowed money or guarantees thereof of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $25,000,000 individually, other than any Indebtedness between or among any of the Company and any of its Subsidiaries;

(v)          have been entered into since January 1, 2021, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, in each case, that are material to the Company and its Subsidiaries, taken as a whole (excluding, for the avoidance of doubt, acquisitions or dispositions of investments made pursuant to the Investment Guidelines, or of supplies, products, properties or other assets in the ordinary course of business);

(vi)          prohibit the payment of dividends or distributions in respect of the capital of the Company or any of its wholly owned Subsidiaries, prohibit the pledging of the capital of the Company or any wholly owned Subsidiary of the Company or prohibit the issuance of any guarantee by the Company or any Subsidiary of the Company (other than pursuant to applicable Laws);

(vii)          contain provisions that prohibit the Company or any of its Subsidiaries from competing in any material respect in any material line of business or grant a right of exclusivity to any Person which prevents the Company or any Subsidiary of the Company from entering any material territory, market or field or freely engaging in business anywhere in the world in any material respect, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on 180 or fewer days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty;

(viii)          involve the settlement of any pending or threatened claim, action or proceeding that requires payment obligations of the Company or any of its Subsidiaries after the date hereof in excess of $25,000,000, other than claims settled under Company Insurance Policies in the ordinary course of business and within applicable policy limits;

(ix)          (A) grant any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries or (B) obligate the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party and that are material to the Company and its Subsidiaries, taken as a whole; or

(x)          contain a license or grant of rights in, to or under material Intellectual Property (excluding (A) non-exclusive licenses granted in the ordinary course of business, (B) licenses granted to or for the benefit of the Company or any of its Subsidiaries of commercially available, “off-the-shelf” Software available on standard terms, and (C) licenses of Open Source Software).

(b)          (i) Each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has, as of the date of this Agreement, performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice, as of the date of this Agreement, of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect and (v) neither the Company nor any of its Subsidiaries has received written notice, as of the date of this Agreement, from any other party to a Material Contract that such other party intends to terminate, not renew or renegotiate in any material respect the terms of any such Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.16.          Actuarial Appraisals; Reserves.

(a)          As of the date hereof, to the Knowledge of the Company, no actuarial appraisal prepared by third-party or internal actuaries with respect to any in-force business, or blocks or lines of business, of any of the Company Insurance Subsidiaries prepared since January 1, 2021 that the Company has delivered to Parent (each such appraisal, an “Actuarial Appraisal”) is inaccurate in any material respect.  The factual information and data provided by the Company and its Subsidiaries for use in connection with the preparation of each Actuarial Appraisal was complete and accurate in all material respects as of the date so provided, subject in each case to any limitations and qualifications contained in such Actuarial Appraisal.

(b)          The Reserves of each Company Insurance Subsidiary contained in its respective Statutory Statements as of and for the annual periods ended December 31, 2020, 2021 and 2022, in each case: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied throughout the specified period and were fairly stated in accordance with sound actuarial principles and Applicable SAP (in each case, except as otherwise noted in such Statutory Statements) and (ii) satisfied the requirements of all applicable Law in all material respects, except as otherwise noted in such Statutory Statements.

SECTION 4.17.          Reinsurance.

(a)          Section 4.17 of the Company Disclosure Letter sets forth a complete and correct list of all reinsurance agreements to which any of the Company

Insurance Subsidiaries is a party, whether as ceding company or assuming company, under which such Company Insurance Subsidiary has any material rights or material obligations (each, a “Reinsurance Agreement”).  The Company has made available to Parent a true and correct copy or a summary of material terms of each Reinsurance Agreement.  Each Reinsurance Agreement is valid and binding on the Company or its applicable Company Insurance Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Company Insurance Subsidiary has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Company Insurance Subsidiary under any Reinsurance Agreement and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute, after notice or lapse of time or both, such a material default.  To the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a material default on the part of any counterparty under such Reinsurance Agreement.  Neither the Company nor any Company Insurance Subsidiary has received written notice from any other party to a Reinsurance Agreement that such other party intends to cancel, terminate or amend in any material respect the terms of any such Reinsurance Agreement.  There are no pending or, to the Knowledge of the Company, threatened in writing Actions with respect to any Reinsurance Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Except as set forth in Section 4.17 of the Company Disclosure Letter, (i) to the Knowledge of the Company, no party to a Reinsurance Agreement is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (ii) to the Knowledge of the Company, the financial condition of each party to a Reinsurance Agreement is not impaired to the extent that a default thereunder is reasonably anticipated, (iii) there are no, and since January 1, 2021 there have been no, material disputes under any Reinsurance Agreement other than disputes (A) in the ordinary course for which adequate loss reserves have been established or (B) that otherwise have been fully resolved, and (iv) each Company Insurance Subsidiary that is party to a Reinsurance Agreement is entitled under any applicable Insurance Laws and Applicable SAP to take full reinsurance credit in its Statutory Statements for all amounts reflected therein that are recoverable by it pursuant to any Reinsurance Agreement, and no Governmental Authority has objected in writing to the Statutory Statements reflecting such reinsurance credit.

SECTION 4.18.          Investment Assets.

(a)          The Company has provided Parent with a true, correct and complete list of all bonds, stocks, mortgage loans and other investment assets that were subject to the Reinsurance Agreements, carried on the books and records of, or that were otherwise owned by, the Company or any of its Subsidiaries as of May 31, 2023 (such bonds, stocks, mortgage loans and other investment assets, together with all such other bonds, stocks, mortgage loans and other investment assets acquired by the Company and its Subsidiaries between such date and the date of this Agreement, the “Investment Assets”).  Except for Investment Assets sold in the ordinary course of business since May 31, 2023, or otherwise contemplated by this Agreement, the Company and its Subsidiaries, or a trustee acting on behalf of the Company or any such Subsidiary, has, and will have as of the Closing Date, good and valid title to all of the Investment Assets it purports to own (including pursuant to the Reinsurance Agreements), free and clear of all Liens except Permitted Liens. The Company has provided Parent with a true, correct and complete copy of the applicable policies of the Company with respect to the investment of the Investment Assets, including investment guidelines that apply to Investment Assets subject to Reinsurance Agreements (the “Investment Guidelines”), and except as approved by the Company’s investment committee, (i) the Company’s Investment Assets comply in all material respects with such Investment Guidelines and (ii) all transactions involving Investment Assets have complied in all material respects with the Investment Guidelines since January 1, 2021.

(b)          Except as set forth in Section 4.18(b) of the Company Disclosure Letter, (i) the Company has no material funding obligations of any kind, or obligation to make any material additional advances or investments (including any obligation relating to any investment funds or vehicles, separate managed accounts, limited partnerships, currency or interest rate swap, hedge or similar arrangement) in respect of, any of the Investment Assets and (ii) there are no material outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which the Company or any of its Subsidiaries would be subject upon or after the Closing.

(c)          Section 4.18(c) of the Company Disclosure Letter sets forth a complete and correct list of all material investment management agreements relating to the assets of the Company and its Subsidiaries (each, an “IMA”).  The Company has made available to Parent a true and correct copy or a summary of material terms of each IMA.  Each IMA is valid and binding on the Company or its applicable Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect.  As of the date hereof, the Company and each of its applicable Subsidiaries and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each IMA.  Neither the Company nor any of its Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any IMA and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute, after notice or lapse of time or both, such a material default.  To the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a material default on the part of any counterparty under such IMA.  Neither the Company nor any of its Subsidiaries has received written notice from any other party to an IMA that such other party intends to cancel, terminate, not renew, change the scope of rights and obligations under or renegotiate in any material respect the terms of any such IMA.  There are no pending or, to the Knowledge of the Company, threatened in writing Actions with respect to any IMA, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.19.          Insurance Business.

(a)          Section 4.19(a) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of the Company Insurance Subsidiaries, together with the jurisdiction of domicile thereof.  Except as set forth in Section 4.19(a) of the Company Disclosure Letter, since January 1, 2021 (i) no Insurance Regulator has alleged in writing that any Company Insurance Subsidiary has violated in any material respect, nor is there any pending or, to the Knowledge of the Company, threatened in writing, investigation by any applicable Insurance Regulator related to alleged violations by any Company Insurance Subsidiary of, any applicable Insurance Laws, and (ii) each Company Insurance Subsidiary has filed all material reports, forms, rates, notices and materials required to be filed by it with any applicable Insurance Regulator, and none of such reports, forms, rates, notices and other materials has been objected to by such Insurance Regulator within the period provided for objection, except where such objections have been cured or otherwise resolved.

(b)          Section 4.19(b) of the Company Disclosure Letter sets forth a true and correct list of all permitted accounting practices utilized by the Company Insurance Subsidiaries in the preparation of their respective Statutory Statements.

(c)          Except as set forth in Section 4.19(c) of the Company Disclosure Letter, none of the Company Insurance Subsidiaries is commercially domiciled under the Laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its jurisdiction of incorporation.

(d)          Except as set forth in Section 4.19(d) of the Company Disclosure Letter, either the Company nor any of the Company Insurance Subsidiaries is subject to any requirement imposed by a Governmental Authority to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions imposed by applicable Laws of general application.

(e)          The Company has made available to Parent and its advisors true and complete copies of (i) any material reports on financial examination  and (ii) any material reports on market conduct examination, in the case of each of (i) and (ii), delivered by any Insurance Regulator in respect of any Company Insurance Subsidiary since January 1, 2021.

(f)          Except as required by Insurance Laws of general applicability and the insurance or reinsurance Permits maintained by the Company Insurance Subsidiaries, there are no material written agreements, memoranda of understanding, commitment letters or similar undertakings binding on the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party, on one hand, and any Governmental Authority is a party or addressee, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Authority, nor has the Company nor any of its Subsidiaries adopted any board resolution at the request of any Governmental Authority, in each case specifically with respect to it or any of its Subsidiaries, which materially restrict the conduct of the Company Insurance Subsidiaries’ business.

SECTION 4.20.          Insurance Policies.

(a)          All policy and contract forms on which any Company Insurance Subsidiary has issued an Insurance Contract and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with such Governmental Authorities, subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Insurance Subsidiaries have since January 1, 2021, been in compliance with applicable Law regulating the marketing and sale of Insurance Contracts, including (i) all applicable requirements and prohibitions relating to suitability of sales and replacement of policies and annuity products, (ii) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (iii) all applicable requirements relating to insurance product projections and illustrations and (iv) all applicable requirements relating to the advertising, sales and marketing of insurance and annuity products.

(c)          All premium rates and rating plans in use by each Company Insurance Subsidiary with respect to any Insurance Contract have to the extent required by applicable Law been approved by all applicable Governmental Authorities or filed with such Governmental Authorities, subject to such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)          Except for regular periodic assessments in the ordinary course of business or assessments based on developments that are publicly known within the insurance industry, as of the date hereof, there are no material unpaid claims or assessments made by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurance companies.

SECTION 4.21.          Insurance Producers.  Except as, individually or in the aggregate, is not and would not be reasonably expected to have a Company Material Adverse Effect, since January 1, 2021, (a) each employee who is an Insurance Producer and, to the Knowledge of the Company, each other Insurance Producer, (i) at the time such Insurance Producer solicited, negotiated, marketed, underwrote or sold or produced any Insurance Contract, was duly and appropriately appointed by a Company Insurance Subsidiary, in compliance with applicable Law, to act as an Insurance Producer for such

Insurance Contract, and was duly and appropriately licensed as an Insurance Producer (for the type of business sold or produced by such Insurance Producer on behalf of such Company Insurance Subsidiary), in each jurisdiction in which such Insurance Producer was required to be so licensed and (ii) has not been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Insurance Producer’s actions in his, her or its capacity as an Insurance Producer for any Company Insurance Subsidiary, and (b) the Company and its Subsidiaries have not received any written notice from any Governmental Authority with respect to any failures by such Insurance Producers to be so licensed or appointed.  There are no outstanding disputes between the Company or any Company Insurance Subsidiary, on the one hand, and an Insurance Producer, on the other hand, concerning material amounts of commissions or other incentive compensation.

SECTION 4.22.          Insurance Product-Related Tax Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)          Each Insurance Contract (i) provides (and since the date of issuance, assumption, exchange, modification or purchase of such Insurance Contract has provided) the purchaser, policyholder, account holder, other holder or intended beneficiary thereof with a Tax treatment under the Code (including, but not limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code) and any similar provision of state, local, and non-U.S. Law that is not less favorable than the Tax treatment (A) that was purported to apply in written materials provided at the time of issuance, assumption, exchange, modification or purchase or (B) for which such Insurance Contract was intended or reasonably expected to qualify under the Code (including, but not limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code) and any similar provision of state, local and non-U.S. Law at the time of issuance, assumption, exchange, modification or purchase and (ii) complies with, and since the date of issuance, assumption, exchange, modification or purchase of such Insurance Contract has complied with, the requirements applicable to, or intended to be applicable to, such Insurance Contract under the provisions of the Code (including, but not limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code) and any similar provision of state, local and non-U.S. Law relating to such Insurance Contract and any Treasury Regulations and administrative guidance issued thereunder.

(b)          No Insurance Contract is a “modified endowment contract” within the meaning of Section 7702A of the Code, except any Insurance Contract that is being administered as a “modified endowment contract” and with respect to which the policyholder has consented in writing to the treatment of such Insurance Contract as a “modified endowment contract” and has not acted to revoke such consent.

(c)          None of the Company and its Subsidiaries has entered into any agreement or has been within the last five years involved in any discussions or negotiations with the IRS or any other Governmental Authority, or otherwise has requested within the last five years relief from the IRS or any other Governmental

Authority, regarding the failure of any Insurance Contract currently in force to meet its intended Tax treatment.

(d)          None of the Company and its Subsidiaries is a party to or has received written notice of any federal, state, local or foreign audits or other administrative or judicial Action with regard to the Tax treatment of any Insurance Contract currently in force, or of any claims by the purchasers, holders or intended beneficiaries thereof regarding the Tax treatment thereof.

(e)          None of the Company and its Subsidiaries is a party to any “hold harmless” or indemnification agreement or tax sharing agreement or similar arrangement under which it is liable for the Tax treatment of any Insurance Contract currently in force.

(f)          The Company and its Subsidiaries have complied with all reporting, withholding and disclosure requirements of the Code, Treasury Regulations and forms issued by the IRS and other applicable Laws that are applicable to the Insurance Contracts and distributions thereunder.

(g)          Notwithstanding anything to the contrary in this Agreement, except for the representations and warranties set forth in this Section 4.22, neither of the Company nor any of its Subsidiaries makes, and each such party hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to the Tax treatment of any Insurance Contract, and as to any obligations in respect of withholding, information reporting or record-keeping in respect thereof.

SECTION 4.23.          Statutory Statements.  The Company has made available to Parent copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Statutory Statements”): (i) the statutory annual statement of each Company Insurance Subsidiary as of and for the annual periods ended December 31, 2020, 2021 and 2022, in each case as filed with the applicable Insurance Regulator for such Company Insurance Subsidiary, and (ii) the statutory quarterly statements of each Company Insurance Subsidiary as of and for the quarterly period ended March 31, 2023, in each case as filed with the Insurance Regulator of such Company Insurance Subsidiary, subject, in the case of Statutory Statements with respect to quarterly periods, to the absence of full footnote disclosure and normal year-end audit adjustments.  The Statutory Statements were prepared in conformity with Applicable SAP applied consistently throughout the periods presented, and present fairly, in all material respects the statutory financial position and results of operations of the Company Insurance Subsidiaries as of their respective dates and for the respective periods covered thereby.  Except as set forth on Section 4.23 of the Company Disclosure Letter, as of its filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each such filing complied with applicable Law in all material respects.  No Governmental Authority has asserted any material deficiency related to any such filing that has not been resolved, to the Knowledge of the Company, to the material satisfaction of such Governmental Authority prior to the date hereof.

SECTION 4.24.          Opinion of Financial Advisor.  The Company Board has received an oral opinion (to be confirmed by delivery of a written opinion promptly after the date hereof) of each of J.P. Morgan Securities LLC (“JPM”) and Ardea Partners LP (“Ardea Partners”), to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Common Stock is fair from a financial point of view to such holders of Common Stock.  It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub for any purpose.

SECTION 4.25.          Brokers and Other Advisors.  Except for JPM and Ardea Partners, the fees and expenses of which will be paid by the Company pursuant to the applicable engagement letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of their respective directors, officers or employees.  The Company has provided an estimated calculation as of the date of this Agreement of such fees and expenses payable to JPM and Ardea Partners pursuant to their respective engagement letters.

SECTION 4.26.          Critical Technology.  Neither the Company nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” as that term is defined in 31 C.F.R. § 800.215, and none of them has any current intention of engaging in such activities in the future.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that except as (A) set forth in the corresponding section of the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure set forth in one section or sub-section of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or sub-section of this Article V to which it corresponds in number and each other section or sub-section of this Article V to the extent the qualifying nature of such disclosure with respect to such other section or sub-section is reasonably apparent on the face of such disclosure) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by Parent and publicly available at least three business days prior to the date of this Agreement (the “Parent SEC Documents”), other than any disclosure contained in such Parent SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements:

SECTION 5.01.          Organization; Standing.  Parent is a Bermuda exempted company limited by shares duly incorporated and organized, validly existing and in good standing under the Laws of Bermuda, and Merger Sub is an Iowa corporation duly organized and validly existing under the IBCA.  Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted, except as would not reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.  Parent has made available to the Company true, complete and correct copies of Parent’s certificate of incorporation and memorandum of association and bylaws, and Merger Sub’s articles of incorporation and bylaws, each as amended to the date of this Agreement.

SECTION 5.02.          Authority; Noncontravention.

(a)          Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Merger Sub Shareholder Approval, to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly and unanimously authorized and approved by each of the Parent Board and the Merger Sub Board, as applicable, and, except for obtaining the Merger Sub Shareholder Approval (which approval shall be provided by the written consent of Arches Acquisition Holdco II Inc. immediately following the execution of this Agreement), no other action (including any shareholder vote or other action) on the part of Parent or Merger Sub or any of their Affiliates is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions (including the delivery of BAM Class A Stock as Stock Consideration pursuant to this Agreement).  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by each other party, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.

(b)          Each of the Parent Board and the Merger Sub Board have unanimously (i) determined that the terms of this Agreement are in the best interests of Parent or Merger Sub, as applicable, (ii) approved and adopted and declared the advisability of this Agreement and the Transactions, including the Merger, as of the date of this Agreement, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c)          Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor

performance of or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificates or articles of incorporation, memorandums of association, bylaws, bye-laws or other comparable charter or organizational documents of (A) Parent or Merger Sub or (B) any of Parent’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.03(c) (other than Section 4.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.03(c)), (B) that the actions described in Section 5.02(a) have been completed, (C) that the Consents referred to in Section 5.03 and, in the case of Merger Sub, the Merger Sub Shareholder Approval are obtained and (D) that the filings referred to in Section 5.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) assuming the accuracy of the representations and warranties made in Section 4.26, violate any Law applicable to Parent or any of its Subsidiaries, (y) require any consent or notice, or conflict with, violate or constitute a default under any of the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries is a party or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, result in the loss of any benefit under, or result in the triggering of any payments pursuant to, obligations under any such material Contract or (z) result in the creation of any Lien on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (ii)(y) and (ii)(z), as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.

(d)          The Merger Sub Shareholder Approval (which approval shall be provided by the written consent of Arches Acquisition Holdco II Inc. as contemplated by Section 7.12) is the only vote or approval of the holders of any class or series of shares of Merger Sub that is necessary to approve this Agreement and the Merger.

SECTION 5.03.          Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act and Securities Act and the rules and regulations thereunder, including the filing with the SEC of (i) the Proxy Statement/Prospectus, (ii) solely if any Stock Consideration is included in the Merger Consideration, a registration statement on Form F-4 relating to the registration under the Securities Act of the shares of BAM Class A Stock that will constitute Stock Consideration (the “Form F-4”) and declaration of effectiveness of the Form F-4 and (iii) such other reports as are required in connection with the Transactions, (b) solely if any Stock Consideration is included in the Merger Consideration, filings required under, and compliance with, the rules and regulations of the NYSE, including the approvals of the NYSE to authorize the listing of such shares of BAM Class A Stock, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws, (d) the filing with FINRA of an application by the Broker-Dealer Subsidiary under FINRA Rule 1017 and the receipt of FINRA’s approval of such application, (e) compliance with any applicable state securities or blue sky laws, (f) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 5.03 of the Parent Disclosure Letter (the “Parent Insurance Approvals”),

(g) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.04(g) and the completeness of Section 4.04(g) of the Company Disclosure Letter) and (h) such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or impair the consummation by the Parent Entities of the Transactions on a timely basis, and assuming the accuracy of the representations and warranties made in Section 4.26, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions.

SECTION 5.04.          Ownership and Operations of Merger Sub.  Parent owns beneficially and of record, indirectly through one or more wholly owned Subsidiaries as set forth on Section 5.04 of the Parent Disclosure Schedule, all of the issued and outstanding shares of Merger Sub, free and clear of all Liens.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.

SECTION 5.05.          Sufficient Funds.  Parent and Merger Sub collectively have, or have available to them, as of the date of this Agreement and will continue to have, or have available to them, through and at the Effective Time unencumbered cash or cash equivalents that are sufficient to permit Parent to pay the aggregate Cash Consideration, consideration payable to holders of Company Awards pursuant to Section 3.03 and any other amount required to be paid in connection with the consummation of the Transactions, including the Payoff Amount and any amounts that become payable in respect of the redemption of the Senior Notes, and to pay all related fees and expenses of Parent and Merger Sub.  For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing by or to Parent or any Affiliate of Parent be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

SECTION 5.06.          Guaranty and Voting Agreement.  Concurrently with the execution of this Agreement, BN has delivered to the Company a true, complete and correct copy of its duly executed Guaranty, and the Parent Group Shareholders have delivered to the Company a true, complete and correct copy of their duly executed Voting Agreement. The Guaranty and the Voting Agreement are in full force and effect, have not been amended or modified and constitute a legal, valid and binding obligation of the BN and the Parent Group Shareholders, respectively, enforceable against them in accordance with their terms, subject to the Bankruptcy and Equity Exception. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of BN or the Parent Group Shareholders pursuant to the Guaranty or the Voting Agreement, as applicable.

SECTION 5.07.          Certain Arrangements.  As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal or (c) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any holder of Company Awards, on the other hand, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the consideration payable pursuant to Section 3.03.

SECTION 5.08.          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus to be sent to the Company’s shareholders in connection with the Company Shareholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Proxy Statement/Prospectus is first mailed to the Company’s shareholders, at the time of any amendment thereof or supplement thereto and at the time of the Company Shareholders Meeting or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state a material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

SECTION 5.09.          Legal Proceedings.  Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, as of the date of this Agreement, there is no (a) Action pending or, to the Knowledge of Parent, threatened in writing, against Parent or any of its Affiliates or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Parent Entities or any of their Affiliates, in each case, by or before any Governmental Authority.

SECTION 5.10.          Compliance with Laws.

(a)          Parent, Merger Sub and each of their respective Affiliates and their respective officers, directors, and personnel are, and since January 1, 2021, have been, in compliance with all Laws, judgments, decrees and orders of Governmental Authorities and Permits, in each case, applicable to Parent, Merger Sub and their respective Affiliates, except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.

(b)          Except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, none of Parent, Merger Sub or any of their respective Affiliates is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c)          Parent, Merger Sub and each of their respective Affiliates, and, to the Knowledge of Parent, each of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) and any other third party acting on behalf of any of Parent, Merger Sub or any of their respective Affiliates, has, since January 1, 2021, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions.

(d)          Except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, since January 1, 2021, none of Parent, Merger Sub or any of their respective Affiliates, nor, to the Knowledge of Parent, any of their respective directors, officers or employees (each in their capacities as such) has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving Parent, Merger Sub or any of their respective Affiliates, in any way relating to any applicable Specified Business Conduct Laws.

(e)          None of Parent, Merger Sub or any of their respective Affiliates, nor, to the Knowledge of Parent, any of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) or any other third party acting on behalf of Parent, Merger Sub or any of their respective Affiliates, is a Sanctioned Person.

(f)          Except as would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Parent Entities of the Transactions, since January 1, 2021, none of Parent, Merger Sub or any of their respective Affiliates, nor, to the Knowledge of Parent, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other third party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of any Specified Business Conduct Laws.

SECTION 5.11.          Ownership of Common Stock or Preferred Stock.  Except as set forth in Section 5.11 of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act), or will prior to the Closing Date beneficially own, any Common Stock or Preferred Stock, or is a party, or will prior to the Closing Date become a party, to any

Contract, other arrangement or understanding (whether written or oral) (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Common Stock or Preferred Stock.

SECTION 5.12.          Brokers and Other Advisors.  Except for Barclays Capital Inc. (“Barclays”), the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, any of its Subsidiaries or any of their respective directors, officers or employees.

SECTION 5.13.          Pending Transactions.  As of the date hereof, to the Knowledge of Parent, neither Parent nor any of its Affiliates is party to any transaction pending (a) to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or (b) to otherwise acquire or agree to acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation, in each case, would, or would reasonably be expected to, (x) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consents, approvals, licenses, permits, orders, qualifications, authorizations of, or registrations or other actions by, or any filings with or notifications to, any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (y) significantly increase the risk of any Governmental Authority entering a governmental order prohibiting the consummation of the Transactions, or (z) materially delay the consummation of the Transactions.

SECTION 5.14.          Ownership Structure.  Section 5.14 of the Parent Disclosure Letter sets forth a true, correct and complete list of: (i) Merger Sub and each person who or which, as of the date hereof, “controls” (as such term is defined under the Insurance Laws of the Company Insurance Subsidiaries’ domiciliary jurisdictions), directly or indirectly, Merger Sub (such persons, the “Control Persons”), and (ii) all Persons who or which, as of the date hereof, “control” (as such term is defined under the Insurance Laws of the Company Insurance Subsidiaries’ domiciliary jurisdictions), directly or indirectly, each of the Control Persons.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BAM

BAM represents and warrants to the Company that except as (A) set forth in the corresponding section of the disclosure letter delivered by BAM to the Company on the date of this Agreement (the “BAM Disclosure Letter”) (it being agreed that disclosure set forth in one section or sub-section of the BAM Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or sub-section of this Article VI to which it corresponds in number and each other section or sub-section of this Article VI to the extent the qualifying nature of such disclosure with respect to such other section or sub-section is reasonably apparent on the face of such disclosure) or (B) disclosed in any report, schedule, form, statement, registration statement, prospectus, proxy statement or other document required to be filed or furnished by BAM with the SEC on a timely basis pursuant to the Securities Act or the Exchange Act since November 21, 2022 and publicly available at least three business days prior to the date of this Agreement (collectively with any other reports, schedules, forms, certifications, statements, registration statements, prospectuses, proxy statements and other documents, including the exhibits and other information incorporated therein, filed or furnished by BAM with the SEC after the date hereof, the “BAM SEC Documents”), other than any disclosure contained in such BAM SEC Documents under the heading “Risk Factor” or “Forward-Looking Statements” or sections of such reports, or that otherwise constitute risk factors or forward-looking statements:

SECTION 6.01.          Organization; Standing.  BAM is a British Columbia company duly organized, validly existing and in good standing under the laws of British Columbia.  BAM has all requisite power and authority necessary to carry on its business as it is now being conducted, except as would not reasonably be expected to have a BAM Material Adverse Effect.  BAM is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a BAM Material Adverse Effect.  BAM has made available to the Company true, complete and correct copies of BAM Organizational Documents.

SECTION 6.02.          Capitalization.  BAM has an authorized capitalization as of the date of this Agreement consisting of an unlimited number of class A preference shares, an unlimited number of class A limited voting shares (“BAM Class A Stock”) and 21,280 class B limited voting shares (“BAM Class B Stock”), and as of the May 31, 2023, no shares of class A preference shares were issued and outstanding, 412,439,447 shares of BAM Class A Stock were issued and outstanding and 21,280 shares of BAM Class B Stock were issued and outstanding. All the outstanding shares of capital stock or other equity interests of BAM and of BAM ULC that are owned by BAM have been duly and validly authorized and issued, are fully paid and non-assessable and, in the case of shares of BAM ULC owned by BAM, are owned free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except where the failure to be so authorized and issued, fully paid and non-assessable, owned by BAM, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim could not reasonably be expected to have a BAM Material Adverse Effect. The shares of BAM Class A Stock to be delivered as Stock Consideration pursuant to this Agreement are, and shall be as of their delivery in accordance with the terms of this Agreement to the holders of Common Stock as of immediately prior to the Effective Time, free and clear of any Lien or restriction on voting or transfer, other than Liens created by or through the actions of such holders or any of their respective Affiliates, and any Liens arising under or relating to applicable securities laws.

SECTION 6.03.          Authority; Noncontravention.

(a)          BAM has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by BAM of this Agreement, and the consummation by BAM of the Transactions, have been duly authorized by BAM, and no other action (including any shareholder vote or other action) on the part of BAM or any of its Affiliates is necessary to authorize the execution, delivery and performance by BAM of this Agreement and the consummation by BAM of the Transactions (including the delivery BAM Class A Stock as Stock Consideration pursuant to this Agreement).  This Agreement has been duly executed and delivered by BAM and, assuming due authorization, execution and delivery hereof by each other party, constitutes a legal, valid and binding obligation of BAM, enforceable against it in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.

(b)          Neither the execution and delivery of this Agreement by BAM, nor the consummation by BAM of the Transactions, nor performance of or compliance by BAM with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the BAM Organizational Documents or other comparable charter or organizational documents of (A) BAM or (B) any of BAM’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.03(c) (other than Section 4.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.03(c)), (B) that the actions described in Section 6.03(a) have been completed, (C) that the Consents referred to in Section 6.04 are obtained and (D) that the filings referred to in Section 6.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) assuming the accuracy of the representations and warranties in Section 4.26, violate any Law applicable to BAM or any of its Affiliates, (y) require any consent or notice, or conflict with, violate or constitute a default under any of the terms, conditions or provisions of any material Contract to which BAM or any of its Subsidiaries is a party or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, result in the loss of any benefit under or result in the triggering of any payments pursuant to, obligations under any such material Contract or (z) result in the creation of any Lien on any properties or assets of BAM or any of its Subsidiaries, except, in the case of clauses (ii)(y) and (ii)(z), as would not reasonably be expected to have a BAM Material Adverse Effect.

SECTION 6.04.          Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act and Securities Act and the rules and regulations thereunder, including the filing with the SEC of (i) the Proxy Statement/Prospectus, (ii) a registration statement on Form F-4 and declaration of effectiveness of the Form F-4 and (iii) such other reports required in connection with the Transactions, (b) filings required under, and compliance with the rules and regulations of the NYSE, including the approvals of the NYSE to authorize the listing of such shares of BAM Class A Stock, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws, (d) compliance with any applicable state securities or blue sky laws, (e) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.04(g) and the completeness of Section 4.04(g) of the Company Disclosure Letter) and (f) such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a BAM Material Adverse Effect, and assuming the accuracy of the representations and warranties made in Section 4.26, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by BAM, the performance by BAM of its obligations hereunder and the consummation by BAM of the Transactions.

SECTION 6.05.          Investment Company Act.  BAM is not, and after giving effect to the exchange of BAM Class A Stock for Common Stock by the holders thereof, will not be an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

SECTION 6.06.          Certain Arrangements.  As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between BAM or any of its Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal or (c) between BAM or any of its Affiliates, on the one hand, and any holder of Company Awards, on the other hand, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the consideration payable pursuant to Section 3.03.

SECTION 6.07.          Information Supplied.  None of the information supplied or to be supplied by or on behalf of BAM or any of its Affiliates for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus to be sent to the Company’s shareholders in connection with the Company Shareholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Proxy Statement/Prospectus is first mailed to the Company’s shareholders, at the time of any amendment thereof or supplement thereto and at the time of the Company Shareholders Meeting, or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state a material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

SECTION 6.08.          BAM SEC Documents; Undisclosed Liabilities.

(a)          BAM has filed with or furnished to (as applicable) the SEC the BAM SEC Documents.  As of their respective effective dates (in the case of BAM SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other BAM SEC Documents), or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the BAM SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC promulgated thereunder, applicable to such BAM SEC Documents, and none of the BAM SEC Documents contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any BAM SEC Document.

(b)          Each of the consolidated financial statements of BAM (including all related notes or schedules) included or incorporated by reference in the BAM SEC Documents complied as to form, as of the dates and for the periods referred to therein and as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and published rules and regulations of the SEC, the Securities Act and the Exchange Act with respect thereto, have been prepared in all material respects in accordance with GAAP as in effect on the date of such statement (except, in the case of unaudited quarterly statements, for normal and recurring year-end adjustments) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of BAM and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).  Since November 21, 2022, BAM has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.  None of BAM or its Subsidiaries is a party to, or has any obligation or other commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)          Neither BAM nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of BAM (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of BAM and its Subsidiaries as of December 31, 2022, included in the Filed SEC Documents, (ii) incurred after December 31, 2022, in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) as relate to Taxes or (v) as would not reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions or be material to BAM and its Subsidiaries, taken as a whole.

(d)          BAM is, and since November 21, 2022, has been, in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to BAM.

(e)          No material weaknesses exist with respect to the internal control over financial reporting of BAM that would be required to be disclosed by BAM pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in the BAM SEC Documents as filed with or furnished to the SEC prior to the date of this Agreement.  BAM maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (x) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (y) that receipts and expenditures of BAM are being made only in accordance with authorizations of management and the directors of BAM and (z) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BAM’s and its Subsidiaries’ assets that could have a material effect on BAM’s financial statements.  BAM has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by BAM in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that the information required to be disclosed by BAM in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of BAM, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  Since November 22, 2022, neither BAM nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of BAM or any of its Subsidiaries or their respective internal accounting controls or any allegation of fraud that involves management of BAM or any other employee of BAM or any of its Subsidiaries who has a significant role in BAM’s internal controls over financial reporting or disclosure controls and procedures.  BAM has disclosed, based on its most recent evaluation, to BAM’s outside auditors and the audit committee of the Board of Directors of BAM, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect BAM’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BAM’s internal control over financial reporting.

(f)          BAM is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the Toronto Stock Exchange (“TSX”).

(g)          As of the date hereof, except as disclosed in the BAM SEC Documents, within the last twelve (12) months, no event has occurred and no relationship exists that would be required to be reported by BAM pursuant to Item 404 of Regulation S-K.

SECTION 6.09.          Absence of Certain Changes.  From December 31, 2022 through the date of this Agreement, except for (a) the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto (including the Transactions) and to alternative transactions to the Transactions and (b) any COVID Measures, (i) the business of BAM has been conducted in all material respects in the ordinary course of business and (ii) there has not been any event or condition that has had, or would reasonably be expected to have, a BAM Material Adverse Effect.

SECTION 6.10.          Legal Proceedings.  Except as would not reasonably be expected to, individually or in the aggregate, have a BAM Material Adverse Effect, as of the date of this Agreement, there is no (a) Action pending or, to the Knowledge of BAM, threatened in writing, against BAM or any of its Affiliates or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon BAM or any of its Affiliates, in each case, by or before any Governmental Authority.

SECTION 6.11.          Compliance with Laws.

(a)          BAM and each of its Affiliates and their respective officers, directors, and personnel are, and since July 4, 2022, have been, in compliance with all Laws, judgments, decrees and orders of Governmental Authorities and Permits, in each case, applicable to BAM or any of its Affiliates, except as would not reasonably be expected to have a BAM Material Adverse Effect.

(b)          Except as would not reasonably be expected to have a BAM Material Adverse Effect neither BAM nor any of its Affiliates is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c)          BAM, each of its Affiliates, and, to the Knowledge of BAM, each of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) and any other third party acting on behalf of BAM or any of its Affiliates, has, since July 4, 2022, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to  have a BAM Material Adverse Effect.

(d)          Except as would not reasonably be expected to have a BAM Material Adverse Effect, since July 4, 2022, neither BAM nor any of its Affiliates, nor, to the Knowledge of BAM, any of their respective directors, officers or employees (each in their capacities as such) has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving BAM or any of its Affiliates, in any way relating to any applicable Specified Business Conduct Laws.

(e)          Neither BAM nor any of its Affiliates, nor, to the Knowledge of BAM, any of their respective directors, officers, employees, agents, representatives or sales intermediaries (each in their capacities as such) or any other third party acting on behalf of BAM or any of its Affiliates, is a Sanctioned Person.

(f)          Except as would not reasonably be expected to have a BAM Material Adverse Effect, since July 4, 2022, neither BAM nor any of its Affiliates, nor, to the Knowledge of BAM, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other third party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of any Specified Business Conduct Laws.

SECTION 6.12.          Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of BAM, any of its Subsidiaries or any of their respective directors, officers or employees.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 7.01.          Conduct of Business by the Company.

(a)          During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law, as expressly required by an Insurance Regulator, a Governmental Authority or the National Association of Insurance Commissioners (“NAIC”) or as expressly required or permitted by this Agreement or described in Section 7.01(a) of the Company Disclosure Letter, unless Parent otherwise requests or consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (w) the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course, (x) to the extent consistent with clause (w) and subject to clause (y), the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to (1) preserve their respective business organizations substantially intact, (2) preserve existing relations with Governmental Authorities, policyholders, reinsurance providers, rating agencies, producers, service providers and other Persons with whom the Company or its Subsidiaries have significant business relationships, and (3) retain the services of its and their current officers and key employees, in each case, in all material respects and (y) the Company shall not, and shall not permit any of its Subsidiaries to (it being understood that no act or omission by the Company or any of its Subsidiaries with respect to the matters specifically addressed by any provision of this clause (y) below shall be deemed to be a breach of clause (w) or (x)):

(i)          (A) issue, sell or grant, or authorize the issue, sale or grant of, any Common Stock, Preferred Stock or other equity or voting interests of the Company, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Common Stock, Preferred Stock or other equity or voting interests of the Company or any of its Subsidiaries, or any options, rights, warrants or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, the Company or any of its Subsidiaries; provided that the Company may issue Common Stock, Preferred Stock or other securities as required pursuant to the vesting, settlement or exercise of Company Awards or Company Rights, in either case, that are (x) outstanding on the date of this Agreement in accordance with the terms of the applicable Company Award or Company Right in effect on the date of this Agreement or (y) granted after the date of this Agreement in accordance with Section 7.01(a) of the Company Disclosure Letter; provided, further, that the Subsidiaries of the Company may make any such issuances, sales or grants to the Company or a direct or indirect wholly owned Subsidiary of the Company, (B) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Common Stock, Preferred Stock or other equity or voting interests of the Company, or any other securities or indebtedness of the Company, or any rights, warrants or options to acquire any Common Stock, Preferred Stock or other equity or voting interests of the Company, or any other securities or indebtedness of the Company, except (x) the acquisition by the Company of Common Stock in connection with the surrender of Common Stock by a holder of a Company Option in order to pay the exercise price of such Company Option or (y) the withholding or disposition of Common Stock to satisfy Tax withholding obligations with respect to Company Awards, (C) in the case of the Company, establish a record date for, declare or propose to declare, set aside for payment or pay any dividend on, or make any other distribution in respect of the Preferred Stock or other equity or voting interests of the Company, in each case, other than cash dividends with respect to the Common Stock and the Preferred Stock as set forth in Section 7.01(a)(i) of the Company Disclosure Letter or (D) adjust, split, combine, subdivide or reclassify, or propose to adjust, split, combine, subdivide or reclassify, any Common Stock, Preferred Stock or other equity or voting interests of the Company or any of its Subsidiaries, or any other securities in respect thereof, in lieu thereof or in substitution therefor;

(ii)           (A) incur, assume, guarantee or otherwise become responsible for any Indebtedness for borrowed money, except for (v) Indebtedness incurred solely between the Company and any of its Subsidiaries or solely between its Subsidiaries, (w) subject to Section 7.01(a)(xx), any incurrence, assumption or guarantee of indebtedness by any Company Insurance Subsidiary in the ordinary course (including any letters of credit issued in connection with ordinary course reinsurance transactions), (x) guarantees of Indebtedness incurred in compliance with this Section 7.01(a)(ii), (y) Indebtedness in replacement of or to refinance existing Indebtedness, provided that such replacement or refinancing indebtedness is in an aggregate principal amount not greater than the principal amount of debt so replaced or prepaid (plus any fees, premiums or penalties payable in connection with such replacement or refinancing) and (z) any other incurrence, assumption or guarantee of Indebtedness so long as the aggregate principal amount thereof does not exceed $25,000,000, or (B) enter into any swap or hedging transaction or other derivative agreements (or amend or modify any such transaction or agreement) other than in the ordinary course of business and in compliance with the Investment Guidelines; provided that, in each case under this clause (ii), the incurrence or replacement of any Indebtedness that is extinguished in full prior to, or concurrently with, the Closing in an amount not to exceed $25,000,000 in the aggregate shall not be deemed to be a breach of this provision;

(iii)          sell, lease or place under management to or by any Person, in a single transaction or series of related transactions, any of its owned properties or assets (other than Intellectual Property, which is the subject of Section 7.01(a)(xix)) whose value or purchase price exceeds $10,000,000 individually, or $25,000,000 in the aggregate, except for (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its Subsidiaries, (C) leases and subleases of real property owned or leased by the Company and any of its Subsidiaries, (D) pursuant to Contracts in effect on the date of this Agreement (or entered into after the date of this Agreement in compliance with this Agreement) or (E) subject to Section 7.01(a)(xx), other transactions in the ordinary course of business (including portfolio management transactions by Company Insurance Subsidiaries) or consistent with the Investment Guidelines (including in connection with cash management or investment portfolio activities);

(iv)          make any loans, advances or capital contributions to, or investments in, any other person (other than any Subsidiary of the Company) other than (A) loans by any Company Insurance Subsidiary that constitute Investment Assets subject to Section 7.01(a)(xx) or made in the ordinary course of business not to exceed $1,000,000 individually, or $25,000,000 in the aggregate, (B) advances for expenses incurred in the ordinary course of business, (C) subject to Section 7.01(a)(xx), as relates to Investment Assets made in the ordinary course of business and (D) in connection with transactions permitted pursuant to Section 7.01(a)(v);

(v)          make any acquisition (including by merger or amalgamation) of the share capital or other equity or voting interests of any other Person or a material portion of the assets of any other Person or any business or any corporation, partnership, joint venture, association or other business organization  or division thereof, in each case for consideration in excess of $10,000,000 individually or $25,000,000 in the aggregate, except for and subject to Section 7.01(a)(xx), Investment Assets acquired in the ordinary course of business;

(vi)          except as required pursuant to the terms of any Company Plan in effect on the date of this Agreement, (A) grant to any Company Employee with an annual base salary or annualized base wage rate (as applicable) of (1) $250,000 or above, any increase in compensation or benefits (or pay any bonus to, or grant any loan to any such Company Employees) and (2) below $250,000 an increase in excess of 5% of such employee’s annual base salary or annualized base wage rate (as applicable) in effect as of the date hereof, (B) grant any new (or increase any existing) rights to any current or former director, officer or employee of the Company or any of its Subsidiaries in respect of any severance, change in control, retention, termination or similar compensation or benefits, (C) make any bonus, bonus opportunity, incentive award, equity or equity-based award to any current, former or prospective director, officer, employee, agent or consultant of the Company or any Company Subsidiary, (D) take any action to accelerate the vesting or lapse of restrictions or payment, or to fund or secure the payment of, any compensation or benefits, (E) establish, adopt, enter into, terminate, modify or amend any material Company Plan (other than ministerial or other administrative changes that do not materially increase the cost to the Company and its Subsidiaries of administering the Company Plan) or collective bargaining agreement or other agreement with a labor union, works council, trade union, labor association or other employee representative organization, (F) hire or terminate (other than for “cause”) the employment of any individual who is or would be (as applicable) a Company Employee with an annual base salary or annualized base wage rate (as applicable) of $250,000 or above; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to current Company Employees with an annual base salary or annualized base wage rate (as applicable) below $250,000 in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding equity-based incentive grants) that have terms and a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vii)          issue or forgive any loans (other than routine travel or business expense advances issued in the ordinary course of business) to any employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries;

(viii)          make any material changes, alterations or departures in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (or in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the NAIC or (C) any applicable Laws, including Regulation S-X under the Securities Act, or any Governmental Authority;

(ix)          except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the NAIC or (C) any applicable Laws or any Governmental Authority, alter, amend or depart from in any material respect any existing financial accounting practice guideline, policy or principle of the Company or any of its Subsidiaries;

(x)          except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the NAIC or (C) any applicable Laws or any Governmental Authority, alter, amend or depart, in each case, that would result in a material deviation (with materiality measured relative to the Company and its Subsidiaries, taken as a whole) from any existing underwriting, reserving, claim handling, actuarial, loss control, investment, reinsurance or retrocession practice guideline, policy or principle of the Company and its Subsidiaries;

(xi)          (A) amend the Company Organizational Documents or (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of the Company in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions;

(xii)          adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among the Company and any wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company);

(xiii)          grant any Lien (other than Permitted Liens) on any of its material assets other than to secure Indebtedness permitted pursuant to Section 7.01(a)(ii);

(xiv)          other than in connection with claims under Insurance Contracts or Reinsurance Agreements, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries for a cash settlement amount of more than $10,000,000 individually or $25,000,000 in the aggregate (net of amounts reserved for such matters by the Company or any of its Subsidiaries or amounts covered by insurance), or which settlement imposes any material restrictions on any of the future activities of the Company and its Subsidiaries or that imposes equitable relief on, or the admission of wrongdoing by, the Company, any of its Subsidiaries or any of their respective officers or directors;

(xv)          (A) make (inconsistent with past practice), change or revoke any Tax election that is material to the Company and its Subsidiaries, taken as a whole; (B) settle or compromise any audit, claim, assessment or other proceeding relating to a material amount of Tax; (C) make any change to any annual Tax accounting period or method of Tax accounting, which change is material to the Company and its Subsidiaries, taken as a whole; (D) amend, refile or otherwise revise any previously filed material Tax Return; (E) request a ruling relating to Tax (other than requests for automatic changes to methods of Tax accounting, which requests are exclusively addressed in clause (C) above); (F) enter into or terminate any agreement with any Tax authority with respect to Tax (other than agreements to settle or compromise such audits, claims, assessments or other proceedings referred to in clause (B), which are exclusively addressed in clause (B)); (G) surrender any right to claim a refund of material Taxes; (H) consent to any extension or waiver of the limitation period applicable to any Tax claim or Tax assessment that is, in each case, material to the Company and its Subsidiaries, taken as a whole; or (I) enter into any Tax sharing, indemnity or similar agreement (other than any such agreement (1) solely among the Company or any of its Subsidiaries or (2) that does not relate principally to Taxes);

(xvi)          (A) enter into any new material line of business that is not an annuity line of business and in which the Company and its Subsidiaries do not operate as of the date of this Agreement and which is not complementary to any existing lines of business of the Company and its Subsidiaries; provided, that the aggregate amount of the Company’s and its Subsidiaries’ general account assets used or reserved for use with respect to all such new lines of business do not exceed $200,000,000 in the aggregate; or (B) withdraw from any existing material line of business;

(xvii)           (A) commute, recapture, terminate, materially amend or cause or permit (to the extent within the control of the Company and its Subsidiaries) the acceleration of any material amounts payable under any third-party Reinsurance Agreement, IMA or Material Contract, other than, in the case of any Material Contract evidencing Indebtedness, any amendment or waiver obtained pursuant to, and in accordance with, Section 7.17(c) or (B) enter into any Contract that would have been a Reinsurance Agreement with a third-party or an IMA or a Material Contract had it been entered into before the execution of this Agreement;

(xviii)          amend the Investment Guidelines set forth in Section 7.01(a)(xviii) of the Company Disclosure Letter in any material respect;

(xix)          voluntarily (A) abandon, dispose of or permit to lapse any Company Intellectual Property material to the Company and its Subsidiaries,

taken as a whole, other than in the ordinary course of business or at the end of the statutory term for such Company Intellectual Property, or (B) fail to maintain the secrecy of any material Trade Secrets included in the Company Intellectual Property, other than in the ordinary course of business;

(xx)          acquire or make any commitment to acquire Investment Assets, other than as set forth in Section 7.01(a)(xx) of the Company Disclosure Letter; or

(xxi)          authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b)          Nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 7.02.          Conduct of Business by BAM.

(a)          During the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law or as expressly required or permitted by this Agreement or described in Section 7.02(a) of the BAM Disclosure Letter, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (x) BAM shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course, and (y) BAM shall not, and shall not permit any of its Subsidiaries to (it being understood that no act or omission by BAM or any of its Subsidiaries with respect to the matters specifically addressed by any provision of this clause (y) below shall be deemed to be a breach of clause (x)):

(i)          establish a record date for, declare or propose to declare, set aside for payment or pay in respect of the BAM Class A Stock any (A) non-cash dividend or other non-cash distribution or (B) any cash dividend or other distribution other than regular quarterly cash dividends declared in the ordinary course of business consistent with BAM’s dividend policy as in effect on the date hereof and set forth in the BAM SEC Documents;

(ii)          (A) amend the BAM Organizational Documents or (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of BAM in a manner that would reasonably be expected to prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions;

(iii)          adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of or involving BAM or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among BAM and any wholly owned Subsidiary of BAM or among wholly owned Subsidiaries of BAM); or

(iv)          authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b)          During the period that begins five business days before the BAM Class A Stock Price Measuring Period through the earlier of the Closing and the termination of this Agreement, except as required by applicable Law or as expressly required or permitted by this Agreement or described in Section 7.02(b) of the BAM Disclosure Letter, unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), BAM shall not, and shall not permit any of its Subsidiaries to redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding BAM Class A Stock or other equity or voting interests of BAM, or any other securities or indebtedness of BAM, or any rights, warrants or options to acquire any BAM Class A Stock or other equity or voting interests of BAM, or any other securities or indebtedness of BAM.

SECTION 7.03.          No Solicitation by the Company; Change in Recommendation.

(a)          Except as permitted by this Section 7.03, from and after the date hereof and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article IX,  the Company shall, and the Company shall cause each of its Subsidiaries, and its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its other Representatives to, (i) immediately cease any solicitation, encouragement, discussions or negotiations of or with any Persons that may be ongoing with respect to a Takeover Proposal and (ii) during the period from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, not, directly or indirectly, (A) solicit, encourage, initiate or knowingly facilitate the submission of any inquiry or the making of any proposal, in each case, that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any material non-public information for the purpose of facilitating, a Takeover Proposal or (C) approve or recommend, make any public statement approving or recommending, or enter into any letter of intent, agreement or agreement in principle that constitutes or would reasonably be expected to lead to a Takeover Proposal.  Promptly following the execution of this Agreement, the Company shall, to the extent it had not previously done so prior to the date of this Agreement, deliver a request to each Person that has previously executed a confidentiality agreement with the Company during the twelve (12) months prior to the date of this Agreement in connection with considering or making a Takeover Proposal to promptly return to the Company or destroy all non-public information previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic dataroom access previously granted to any such Persons or their Representatives.  The Company shall be liable for any action taken by any Representative of the Company that if taken by the Company would constitute a breach of this Section 7.03.  Notwithstanding the foregoing, the Company shall be permitted to waive any standstill provision to allow any Person to make a Takeover Proposal to the Company Board on a non-public basis if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(b)          Notwithstanding anything contained in Section 7.03(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Required Shareholder Approval the Company receives a bona fide Takeover Proposal, then (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing and (ii) if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company shall simultaneously provide to Parent any information with respect to the Company and its Subsidiaries that is provided to any Person to the extent access to such information was not previously provided to Parent and its Representatives and (y) after entering into an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal.  In no event may the Company or any of its Subsidiaries or any of their respective Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group of Persons (or any of its or their representatives or potential financing sources) making a Takeover Proposal in connection with any of the foregoing.

(c)          The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to Parent a summary of the material terms and conditions of any such Takeover Proposal, including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, but not the identity of the Person or group of Persons making such Takeover Proposal.  The Company shall keep Parent reasonably informed on a prompt basis of any material developments with respect to any such Takeover Proposal (including any material changes thereto).  For the avoidance of doubt, all information provided to Parent pursuant to this Section 7.03 will be subject to the terms of the Confidentiality Agreement.

(d)          Neither the Company Board nor any committee thereof shall (x)(A) withhold or withdraw the Company Board Recommendation, (B) modify, qualify or amend the Company Board Recommendation in a manner adverse to Parent, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (D) approve, adopt or publicly endorse or recommend any Takeover Proposal, (E) refrain from recommending against any Takeover Proposal that is a tender offer or exchange offer, within 10 business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 of the Exchange Act (or such fewer number of business days as remain prior to the Company Shareholders Meeting as it may be adjourned or postponed) or (F) fail to publicly reaffirm the Company Board Recommendation within 10 business days after receipt of a written request by Parent to make such public reaffirmation following the receipt by the Company of a Takeover Proposal that has not been withdrawn (or, if the Company Shareholders Meeting is scheduled to be held within 10 business days of such request, within five business days of such request and in any event, prior to the date of the Company Shareholders Meeting) (other than in the case of a Takeover Proposal in the form of a tender offer or exchange offer which shall be governed by clause (D)); provided that Parent may make any such request only once in any 10 business day period and only once for each such Takeover Proposal and once for each material amendment to such Takeover Proposal (any prohibited action described in this clause (x) being referred to as an “Adverse Recommendation Change”) or (y) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, amalgamation agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement pursuant to Section 7.03(b) (each, a “Company Acquisition Agreement”).  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Required Shareholder Approval is obtained, the Company Board may:

(i)          in response to an Intervening Event, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, make an Adverse Recommendation Change; and

(ii)          in response to a Superior Proposal, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 9.01(d)(ii) and enter into a Company Acquisition Agreement with respect to such Superior Proposal;

provided that the Company has given Parent at least five business days’ prior written notice (a “Company Notice”) of its intention to make an Adverse Recommendation Change or has caused the Company to terminate this Agreement pursuant to Section 9.01(d)(ii), which notice (I) in the case of an Intervening Event, specifies the material effects, changes or events comprising such Intervening Event and (II) in the case of a Superior Proposal, discloses (1) the material terms and conditions of such Superior Proposal and the identity of the Person or group of Persons making such Superior Proposal and (2) a copy of the most current version of the Company Acquisition Agreement (if any) with respect to such Superior Proposal; provided, further, that, (X) during such five business day period (it being understood and agreed that any change to the financial or other material terms and conditions of a Superior Proposal shall require an additional Company Notice to Parent of two business days running from the date of such notice), the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such amendments to the terms and conditions of this Agreement as would enable the Company Board to no longer make an Adverse Recommendation Change or a determination that a Takeover Proposal constitutes a Superior Proposal and (Y) the Company Board shall have determined following the end of such five business day period (as it may be extended pursuant to this Section 7.03(d)), after considering the results of such negotiations and any amendments to this Agreement, the Guaranty and/or the Voting Agreement committed to in writing by Parent, if any, and any other information offered by Parent, after consultation with the Company’s financial advisors and outside legal counsel, (i) that the Superior Proposal giving rise to such Company Notice continues to be a Superior Proposal or (ii) that failure to make an Adverse Recommendation Change in respect of the applicable Intervening Event would continue to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)          Nothing contained in this Section 7.03 or elsewhere in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) taking and disclosing to shareholders of the Company a position or communication contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (it being understood that any such communication to the shareholders of the Company shall not be deemed to be an Adverse Recommendation Change) or (ii) making any disclosure or communication to shareholders of the Company that the Company Board determines in good faith, based on the advice of its outside legal counsel, is required by the directors’ fiduciary duties, applicable Law or the rules and policies of the NYSE.

(f)          As used in this Section 7.03, “group” has the meaning ascribed to it in Rule 13d-5 promulgated under the Exchange Act.

SECTION 7.04.          Preparation of the Proxy Statement/Prospectus, Form F-4; Shareholders Meeting and Approval.

(a)          As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement/Prospectus and Parent and BAM shall prepare and file with the SEC the Form F-4, in each case, in preliminary form.  The Proxy Statement/Prospectus will be included in and will constitute a part of the Form F-4. Parent, BAM and the Company shall make available to each other all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the

Proxy Statement/Prospectus and the Form F-4.  Such information and assistance shall include, if requested by Parent or BAM, the provision of such financial statements or other information of the Company and the Company Subsidiaries that are required to be included or incorporated by reference into the Form F-4, and BAM and the Company shall use reasonable best efforts, in each case, to cause their auditors (and any other current or former auditors of BAM or any BAM Subsidiary or the Company or any Company Subsidiary, as the case may be) to deliver any required consents in respect of any financial statements of BAM or any BAM Subsidiary or the Company or any Company Subsidiary, as the case may be, to be included or incorporated by reference into the Form F-4.  The Company hereby consents to the inclusion or incorporation by reference into the Form F-4 of any financial statements or other information relating to the Company or any Company Subsidiary required to be included or incorporated by reference therein.  Each of Parent, BAM and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Proxy Statement/Prospectus cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable. Parent, BAM and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus or Form F-4 or for additional information and promptly shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement/Prospectus or Form F-4. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement/Prospectus or Form F-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent, BAM and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.  Each of the Company and the Parent Entities shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of BAM Class A Stock to be issued as Stock Consideration for offering or sale in any jurisdiction, and each of the Company, Parent and BAM will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and the Parent Entities will also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b)          If, prior to (i) receipt of the Required Shareholder Approval in the case of the Proxy Statement/Prospectus or (ii) the Effective Time in the case of the Form F-4, any event or change occurs that is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or Form F-4, BAM, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and BAM, Parent and the Company shall cooperate to promptly prepare and file with the SEC any necessary amendment or supplement to the Proxy Statement/Prospectus or Form F-4 and, as required by applicable Law, disseminate the information contained in any such amendment or supplement to the Proxy Statement/Prospectus or Form F-4 to the Company’s shareholders.

(c)          Subject to Section 7.04(a), the Company shall take all necessary actions in accordance with applicable Law, the Company Organizational Documents and the rules of the NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Required Shareholder Approval, as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act.  The Company shall not change the record date for the Company Shareholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).  In furtherance of the foregoing and in consultation with Parent, as soon as reasonably practicable after the date hereof, the Company shall set one or more preliminary record dates for the Company Shareholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act.  Subject to Section 7.03, the Company shall use its reasonable best efforts to obtain the Required Shareholder Approval.  Notwithstanding anything to the contrary in this Agreement, the Company may, in its sole discretion, adjourn, recess, reconvene or postpone the Company Shareholders Meeting if the Company reasonably believes that (i) such adjournment, recess, reconvening or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Company’s shareholders within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) after consultation with Parent, at the time of the Originally Scheduled Date, (A) there will be an insufficient number of shares of Common Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) there will be an insufficient number of proxies to obtain the Required Shareholder Approval or (iii) such adjournment, recess, reconvening or postponement is required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff; provided that, in the case of an adjournment, recess, reconvening or postponement pursuant to clause (ii) of this Section 7.04(c), the Company Shareholders Meeting shall not be adjourned, recessed, reconvened or postponed (x) to a date later than the third business day preceding the Outside Date or (y) for more than 15 business days from the Originally Scheduled Date, in each case, without the prior written consent of Parent.  The Company shall keep Parent updated with reasonable frequency with respect to proxy solicitation results with respect to obtaining the Required Shareholder Approval.

(d)          Subject to the provisions of Section 7.03, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and use its reasonable best efforts to take all other actions reasonably necessary or advisable to secure the Required Shareholder Approval (to the extent permitted by Law).  Without limiting the generality of the foregoing, if, at the time of the Originally Scheduled Date, (A) there will be an insufficient number of

Common Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) there will be an insufficient number of proxies to obtain the Required Shareholder Approval, then the Company shall, at the request of Parent (to the extent permitted by Law) adjourn, recess, reconvene or postpone the Company Shareholders Meeting; provided that the Company shall not be required pursuant to this sentence to adjourn the Company Shareholders Meeting more than two times or for more than 15 business days in the aggregate from the Originally Scheduled Date. Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the approval of this Agreement and Transactions shall be the only matters (other than matters of procedure and matters required by Law to be voted on by the shareholders of the Company in connection with the approval of this Agreement and the Transactions) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders Meeting. The Company agrees that, unless this Agreement shall have been terminated in accordance with Article IX, the Company’s obligations to hold the Company Shareholders Meeting pursuant to this Section 7.04 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or by any Adverse Recommendation Change.

SECTION 7.05.          Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and shall cause its respective Affiliates, to, use its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other party in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (including, without limitation, with respect to obtaining all applicable regulatory approvals and consents) and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger, including (A) using reasonable best efforts to prepare and file promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (B) using reasonable best efforts to execute and deliver any additional instruments necessary, proper or advisable to consummate the Transactions, (ii) obtain all Consents from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions (including any such Consents required with respect to the Company Insurance Approvals, the Parent Insurance Approvals and under applicable Antitrust Laws), including by providing (following a reasonable opportunity for consultation) to a Governmental Authority any information requested by such Governmental Authority in connection with such Consents, and (iii) take any and all steps that are necessary, proper or advisable to avoid each and every impediment under any applicable Law that may be asserted by, or Action that may be entered by, any Governmental Authority with respect to this Agreement or the Transactions, as promptly as practicable. In accordance with Section 10.12, each party shall bear its own costs and expenses for making its respective filings with, and obtaining its respective Consents from, Governmental Authorities.

(b)          In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions or this Agreement and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)          Without limiting the general applicability of Section 7.05(a), each of the Company and Parent shall, in consultation and cooperation with the other and as promptly as practicable and in no event later than 30 business days following the date of this Agreement, file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the Transactions, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. Antitrust Laws and (iii) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable Insurance Laws with respect to the Merger, or otherwise requested by domiciliary Insurance Regulators of any of the Company Insurance Subsidiaries (other than to the extent required, biographical affidavits, fingerprint cards and background checks, which shall follow as promptly as reasonably practicable thereafter), including as reasonably determined by Parent in consultation with the Company, “Form A” exemption requests or equivalent exemption requests where available; provided that Parent shall not submit a “Form A” exemption request or equivalent exemption request to an Insurance Regulator that has requested to receive a “Form A” Acquisition of Control Statement in connection with the Transactions.  All such filings shall comply in all material respects with the requirements of applicable Law.  Without limiting Parent’s other obligations in this Section 7.05, Parent shall use its reasonable best efforts to direct (i) the Persons specified in Section 7.05(c) of the Parent Disclosure Letter to provide the Filing Person Information and (ii) the Persons specified in Section 7.05(c) of the Parent Disclosure Letter to provide the Disclaiming Person Information.

(d)          Without limiting the general applicability of Section 7.05(a), the Company shall use its reasonable best efforts to cause the Broker-Dealer Subsidiary to file, promptly after the date hereof, the Rule 1017 Application with FINRA and shall use its reasonable best efforts to obtain FINRA’s approval of such application.  Parent will provide, as promptly as practicable following a request therefor, the Company, the Broker-Dealer Subsidiary, their counsel or FINRA, as applicable, with such information and documentation pertaining to Parent as are reasonably requested by the Company, its counsel or FINRA in order to prepare the Rule 1017 Application or obtain approval thereof.

(e)          Each of the Company, Parent and Merger Sub shall consult with one another with respect to the obtaining of all Consents from any Governmental Authority necessary, proper or advisable to consummate the Transactions and each of the Company, Parent and Merger Sub shall keep the others reasonably apprised on a prompt basis of the status of matters relating to such Consents.  The Company and Parent shall have the right to review in advance and, subject to any restrictions under applicable Law, each shall consult the other on, any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions and each party agrees to in good faith consider and reasonably accept comments of each other party thereon.  Parent and the Company shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws.  The Company and Parent shall promptly advise each other upon receiving any communication from any Governmental Authority with respect to any filing or Consent necessary, proper or advisable to consummate the Transactions, including promptly furnishing each other copies of all written or electronic communications from or with such Governmental Authorities, and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such Consent will not be obtained or that the receipt of any such Consent will be materially delayed or conditioned.  The Company and Parent shall not, and shall cause their respective Affiliates not to, permit any of their respective Representatives to participate in any meeting or engage in any conversation (other than non-substantive or administrative telephone calls) with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other in advance and, to the extent permitted by applicable Law and by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting or conversation. If any Governmental Authority requires that a hearing or meeting be held in connection with the Consent thereof or the Transactions, Parent shall use its reasonable best efforts to arrange for such hearing or meeting to be held as promptly as practicable after the notice that such hearing or meeting is required has been received by Parent, its Subsidiaries or any other Affiliates. Notwithstanding the foregoing, in no event will any party be required to disclose to any other party any Personal Information.

(f)          Notwithstanding anything to the contrary set forth in this Agreement, Parent shall not be obligated by a Governmental Authority in connection with a Required Regulatory Approval to take or refrain from taking or to agree to it, its Subsidiaries or the Company or its Subsidiaries taking or refraining from taking any action (including any amendment, waiver or termination of any agreement, exhibit or schedule, including this Agreement and the Exhibits and Schedules to this Agreement) or to suffer to exist any limitation, action, restriction, condition or requirement which, individually or together with all other such limitations, actions, restrictions, conditions or requirements by a Governmental Authority in connection with a Required Regulatory Approval, would, or would reasonably be expected to, (i) impose any requirement on BN, BAM or any of their respective Affiliates to make, or commit to make, any capital contribution or enter into or issue any capital guarantee or keepwell, (ii) impose any requirement on Parent or any of its Subsidiaries to make, or commit to make, any material capital contribution or enter into or issue any material capital guarantee or material keepwell, (iii) impose any requirement on BN, BAM or any of their respective Affiliates to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, any assets or businesses, (iv) impose any requirement on Parent or any of its Subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, any material assets or material businesses, (v) impose any limitation, action, restriction, condition or requirement on any of BN, BAM or any of their respective Affiliates, investment funds, permanent capital vehicles, or other collective investment vehicles or portfolio companies of the foregoing, (vi) impose any limitation, action, restriction, condition or requirement on Parent or any of its Subsidiaries that is material and adverse to Parent and its Subsidiaries, taken as a whole, or (vii) impose any limitation, action, restriction, condition or requirement on the business or operations of Company or any of its Subsidiaries following the Closing that would constitute a Company Material Adverse Effect (each, a “Burdensome Condition”).  Without the prior written consent of Parent, the Company shall not (and shall cause its Subsidiaries not to) take any action or agree to the taking or refraining from any action or accept any limitation, action, restriction, condition or requirement that, individually or in the aggregate, would, or would be reasonably expected to, result in a Burdensome Condition.

SECTION 7.06.          Public Announcements.  The Company and Parent shall agree on a press release announcing the entering into of this Agreement and the Transactions.  Thereafter, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements (including scheduling of a press conference or conference call with investors or analysts) with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement (a) as may be required by Law or order, the applicable rules and regulations of the NYSE or any listing agreement with the NYSE, but only if such party provides the other party an opportunity to first review the content of the proposed disclosure considers such other party’s comments thereon in good faith, (b) with respect to any Adverse Recommendation Change made in accordance with this Agreement or (c) if such press release or public statement is not materially inconsistent in tone or substance with previous press releases or public statements made by such party in compliance with this Section 7.06.

SECTION 7.07.          Access to Information; Confidentiality.  Subject to applicable Law, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, properties, books, Contracts and records, and the Company shall furnish to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in good faith and in its reasonable judgment, that doing so could violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose the Company to risk of liability for disclosure of Personal Information.  Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation, risk waiver of such privilege or expose the Company to such risk, including through the use of customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information.  All requests for information made pursuant to this Section 7.07 shall be directed to the Person designated by the Company.  Until the Closing, the information provided will be subject to the terms of the Confidentiality Agreement, dated as of June 2, 2023, by and between the Company and Parent (as may in the future be amended from time to time, the “Confidentiality Agreement”); provided that, prior to the Effective Time, nothing in this Section 7.07 shall limit any customary disclosures made by Parent or any of its Subsidiaries to the Debt Financing Sources, rating agencies, prospective Debt Financing Sources, underwriters, existing lenders (and related agents) or otherwise in connection with efforts or activities by Parent, any of its Subsidiaries or the Debt Financing Sources to obtain the Debt Financing, so long as such recipients agree to customary confidentiality arrangements (which may include customary “click through” confidentiality agreements and/or confidentially provisions contained in marketing materials used in connection with the Debt Financing).

SECTION 7.08.          Indemnification and Insurance.

(a)          From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, together with such Person’s heirs, executors and administrators, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, to the fullest extent permitted under applicable Law, the articles of incorporation and bylaws of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from the Effective Time, Parent shall cause the Surviving Company to advance the reasonable and documented expenses (including reasonable and documented fees and expenses of legal counsel) of any Indemnitee under this Section 7.08 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.08) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be finally determined by a court of competent jurisdiction that such Person is not entitled to be indemnified pursuant to this Section 7.08(a).

(b)          Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action, litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.08 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Company and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)          The Company may, prior to the Effective Time, purchase or, if not so purchased by the Company, Parent shall cause the Surviving Company to put in place effective as of the Effective Time, and Parent or the Company, as applicable, shall fully prepay no later than immediately prior to the Closing, prepaid and non-cancellable “tail” insurance with a claims reporting or discovery period of six years from the Effective Time on terms and conditions providing at least equivalent benefits and coverage as the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance of the Company and its Subsidiaries in effect as of the Effective Time (“Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time, including the Transactions, and Parent shall cause such policy to be maintained in full force and effect without amendment to any of the policies’ terms and conditions, for their full term, and to honor all of the Surviving Company’s obligations thereunder; provided, however, that Parent may elect in its sole discretion, but shall not be required, to spend (or cause the Surviving Company to spend) more than 350% of the Current D&O Insurance annual premium (the “Cap Amount”) with respect to the annual premium for the six years of coverage under such “tail” policies; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase and obtain insurance with the greatest coverage available for a cost equal to such Cap Amount.  If such “tail” insurance has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.08(c), and Parent shall cause the Surviving Company to cause such “tail” insurance to be maintained in full force and effect without amendment to any of the policies’ terms and conditions, for their full term, and to honor all of the Surviving Company’s obligations thereunder.

(d)          The provisions of this Section 7.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee and his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, by contract or otherwise.

(e)          In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 7.08.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.08 is not prior to or in substitution for any such claims under such policies.

SECTION 7.09.          Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) resulting from the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16 of the Exchange Act (or who will become subject to the reporting requirements of Section 16 of the Exchange Act as a result of the Transactions) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.10.          Employee Matters.

(a)          For a period of one year following the Effective Time (or such longer period required by applicable Law), Parent shall provide, or shall cause the Surviving Company to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) and continues to be employed with the Company and its Subsidiaries with (i) an annual base salary or annualized wage rate (as applicable) that is no less than the annual base salary or annualized wage rate (as applicable) provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time, (ii) target short-term cash incentive opportunities that are no less favorable than those provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time, (iii) target long-term incentive opportunities (including deferred cash and equity and equity-based incentive opportunities, but excluding any change in control and retention or other non-recurring compensation) that are no less favorable than the target long-term incentive opportunities  (including deferred cash and equity and equity-based incentive opportunities) provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time; subject to the conditions set forth in Item 1 of Section 7.10(a) of the Company Disclosure Letter; (iv) compensation and benefits provided in connection with the Company ESOP no less than the compensation and benefits provided in connection with the Company ESOP to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time; provided, however that the foregoing clause (iv) may be satisfied by (A) contributions to other defined contribution plans, (B) equity or equity-based awards or (C) cash payments, and (v) other employee benefits (excluding non-qualified deferred compensation, defined benefit pension, post-employment health and welfare benefits and change in control, retention or other non-recurring compensation and benefits) that are substantially comparable in the aggregate to those provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time.

(b)          For a period of one year following the Effective Time, Parent shall honor and provide, or shall cause the Surviving Company to honor and provide, for each Company Employee (except as provided otherwise in Section 7.01(a)(vi) of the Company Disclosure Letter), severance and termination benefits in an amount equal to the severance and termination benefits that would have been provided to such Company Employee under the Transition Benefit Plan as in effect immediately prior to the Effective Time if such Company Employee experiences a termination of employment pursuant to which severance would be owed from the Company under such plan if the termination of employment had occurred immediately prior to the Effective Time (but including, for the avoidance of doubt, any changes to such benefits as a result of credit for such Company Employee’s service with Parent and its Subsidiaries in accordance with Section 7.10(d) or any increases in a Company Employee’s base salary or annualized wage rate or cash incentive bonus opportunities (excluding, for the avoidance of doubt, long-term incentives (including equity and equity-based incentive opportunities) during the one year following the Effective Time)).

(c)          With respect to the employee benefit plans maintained by Parent or its Subsidiaries (including, following the Closing, the Surviving Company and its Subsidiaries and Affiliates) in which the Company Employee is eligible to participate on or following the Effective Time (including any paid time off and severance plans) and subject to applicable Law, for purposes of determining eligibility to participate, level of benefits and vesting, the Surviving Company shall cause each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) to be treated as service with the Surviving Company or any of its Subsidiaries or its Affiliates; provided, however, that such service need not be recognized (i) for benefit accruals under any defined benefit pension plan, (ii) for purposes of any post-employment welfare benefit plan or (iii) to the extent that such recognition would result in any duplication of benefits.

(d)          Parent shall, or shall cause the Surviving Company to use commercially reasonable efforts to, (i) waive, or cause to be waived, any pre-existing condition limitations and exclusions and (ii) waive, or cause to be waived, any actively-at-work requirements and waiting periods, in each case, under any welfare benefit plan maintained by Parent (including, following the Closing, the Surviving Company or any of its Subsidiaries or Affiliates) in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Surviving Company or any of its Affiliates to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and out-of-pocket expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)          The parties agree that the consummation of the Transactions shall constitute a “change in control,” “change of control” or term of similar import under each applicable Company Plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.

(f)          Prior to making any broad-based written communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to any compensation or benefit matters related to the Transactions or any other matter contemplated hereunder, whether relating to employment, employee benefits, including Company Plans, and post-Closing terms of employment or otherwise, the Company shall consult with Parent and consider Parent’s comments to such communication in good faith.

(g)          No later than 15 business days following the date of this Agreement, the Company shall deliver to Parent a complete and correct list of each Company Employee, as of the date of this Agreement including, with respect to each such individual, the following information, as applicable: (i) name (or other unique identifier), (ii) job title, (iii) date of hire and work location (city and state, if applicable),

(iv) exempt or non-exempt classification status under the Fair Labor Standards Act, (v) leave of absence status and anticipated date of return, if known, (vi)  annual base salary or annualized base wage rate (as applicable), (vii) annual target short-term incentive or bonus compensation opportunities for the current fiscal year (on a plan-by-plan basis) and (viii) target long-term incentive compensation opportunities (on a plan-by-plan basis) (the “Company Employee List”).  The Company shall deliver to Parent an updated Company Employee List no later than five (5) days prior to the Effective Time to reflect any changes in accrued but unused vacation, terminations and new hires and reallocations not in violation of this Agreement or as otherwise consented to by Parent.

(h)          No later than 15 business days following the date of this Agreement, the Company shall deliver to Parent a complete and accurate list of each outstanding Company Award, including:  (i) on an employee-by-employee basis, the name (or other unique identifier) of the holder of such outstanding Company Award; (ii) on an award-by-award basis, the number of Common Stock subject to or underlying such outstanding Company Award (with the number of Common Stock underlying Performance-Vesting Company Options and Company PSUs, in each case, reported assuming each such Company Award’s target level of performance); and (iii) the date on which such outstanding Company Award was granted or issued.

(i)          If requested by Parent in writing no later than 10 business days prior to the Effective Time, with respect to the Company 401(k) Plan, the Company Board (or, if appropriate, any committee thereof administering such Company 401(k) Plan) shall adopt such resolutions or take such other actions as may be required to terminate, effective at least one day prior to the Effective Time, such Company 401(k) Plan.  Prior to the Effective Time, the Company shall provide Parent with executed resolutions of the Company Board (or the appropriate committee thereof) authorizing such termination. As soon as practicable after the Effective Time, the Company shall cause, to the extent permitted by Section 401(k)(10) of the Code, the Company 401(k) Plan administrator to make distributions available to the Company 401(k) Plan participants. In connection with any termination of the Company 401(k) Plan, Parent shall permit each Company Employee who is a participant in the Company 401(k) Plan to (i) become a participant in a 401(k) plan of Parent that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Effective Time and (ii) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date.

(j)          To the extent permitted by applicable Law, the Trustee and the Company shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the Company ESOP prior to or simultaneous with the Closing, as applicable: (i) effective at least five business days prior to the Closing (with relevant materials provided to Parent for its review and comment at least three business days prior to such date), the Company ESOP shall be terminated (the “ESOP Termination

Date”), no new participants shall be admitted on or after the ESOP Termination Date, no further distributions in the form of “qualifying employer securities” (as defined in Section 407 of ERISA) will be permitted and all existing Company ESOP participants’ accounts shall be fully vested and 100% non-forfeitable, (ii) the Company shall cause the Company ESOP’s plan administrator to direct the Trustee to remit a sufficient number of Common Stock to the Company to repay the outstanding ESOP Loan in full, and the proceeds of the sale of such Common Stock shall be used to repay the outstanding balance of the ESOP Loan as of the Effective Time, with each remitted share of Common Stock to be valued equal to the Merger Consideration, (iii) all remaining Common Stock held by the Company ESOP as of the Effective Time shall be exchanged for the Merger Consideration within the Company ESOP in accordance with Section 3.01(a) and (iv) promptly, after the execution of this Agreement, the Company will take such actions as may be necessary to request a favorable determination letter with respect to the Company ESOP’s termination. No benefit distributions shall be made from the Company ESOP without the prior written consent of Parent before the IRS issues a favorable determination letter with respect to the tax-qualified status of the Company ESOP on termination, except that distributions from the Company ESOP may be made earlier if required by Law or upon the occurrence of the Company ESOP participant’s retirement, death, disability or termination of employment or any other event, other than plan termination, that requires a distribution from the Company ESOP. The Company also shall take such other actions in furtherance of terminating the Company ESOP as Parent may reasonably request prior to the Closing, including the adoption of amendments to the Company ESOP.  Notwithstanding the foregoing, the Company will continue to make regularly scheduled payments on the ESOP Loan and related share allocations through the ESOP Termination Date.

(k)          The provisions of this Section 7.10 are solely for the benefit of the parties to this Agreement.  Nothing in this Agreement shall be construed to confer on any Person, other than the parties, their successors and permitted assigns, any right to enforce the provisions of this Section 7.10 or be construed as an amendment, or waiver of any provision, of any Company Plan or any employee benefit plan maintained by the Company, Parent or their respective Affiliates, or the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise.  In addition, nothing expressed or implied in this Section 7.10 shall confer upon any of the employees of the Company, Parent or their respective Subsidiaries or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement, and nothing in this Agreement shall prevent Parent, the Surviving Company or any of their Affiliates from, after the Effective Time, (i) amending or terminating any of their benefit plans in accordance with their terms or (ii) terminating the employment of any Company Employee.

SECTION 7.11.          Notification of Certain Matters; Shareholder Litigation.  During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to such party’s Knowledge, threatened against such party which relate to this Agreement or the Transactions.  Each party shall provide the other with any pleadings and correspondence relating to any Actions involving it, any of its officers or directors or any other of its Representatives relating to this Agreement or the Transactions and will keep the other reasonably and promptly informed regarding the status of any Actions.  Subject to applicable Law, each party shall give the other party the opportunity to participate, at such other party’s sole cost and expense, in the defense and settlement of any litigation by any shareholder of either party against either party or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed to without such other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).  Without limiting the preceding sentence, each party shall give the other party the right to review and comment on all filings or responses to be made by it in connection with any such Actions, and it will in good faith take such comments into account; provided, however, that such party shall not be obligated to provide such access or information if such party determines, in good faith and in its reasonable judgment, that doing so could waive the protection of an attorney-client privilege or other legal privilege; provided, further, that such party shall use its reasonable best efforts to provide such access or information in a manner that would not risk waiver of such privilege.

SECTION 7.12.          Merger Sub Shareholder Approval.  Immediately following the execution of this Agreement, Parent shall cause Arches Acquisition Holdco II Inc. to execute and deliver, in accordance with applicable Law and in its capacity as the sole shareholder of Merger Sub, a written consent approving the Merger and this Agreement (the “Merger Sub Shareholder Approval”).

SECTION 7.13.          Stock Exchange De-listing.  The Company and Parent shall cooperate and shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Laws and the rules and policies of the NYSE and the SEC to cause the Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time in compliance with applicable Law.  In connection therewith, Parent shall (a) reasonably assist in enabling the Company or NYSE to be in a position to promptly file and cause the Surviving Company or NYSE to file with the SEC a Form 25 on the Closing Date and (b) use reasonable best efforts to cause the Surviving Company to file a Form 15 on the first business day that is at least ten days after the date the Form 25 is filed.

SECTION 7.14.          Continued Listing of Depositary Shares.  From and after the Effective Time, Parent shall cause the Surviving Company to continue to cause the Depositary Shares to be listed on the NYSE in accordance with the terms of certificate of designations establishing the Series A Preferred Stock and Series B Preferred Stock, as applicable, as set forth in Section 3.01(f).

SECTION 7.15.          Notices of Certain Events.

From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms of Article IX;

(a)          each of the Company and Parent shall promptly notify the other party of:

(i)          any written notice or other written communication received by the notifying party or any of its Affiliates or Representatives from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and

(ii)          any Actions (A) commenced or (B) to its Knowledge, threatened against such party or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.07 (in the event that the Company is the notifying party) or Section 5.09 (in the event that Parent is the notifying party);

(b)          the Company shall give prompt written notice to Parent of any change, circumstance, condition, development, effect, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions in Section 8.02 impossible or unlikely;

(c)          Parent shall give prompt written notice to the Company of any change, circumstance, condition, development, effect, event or occurrence that has had or would reasonably be expected to have a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions in Section 8.03(a) or Section 8.03(b) impossible or unlikely; and

(d)          BAM shall give prompt written notice to the Company of any change, circumstance, condition, development, effect, event or occurrence that has had or would reasonably be expected to have a BAM Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the conditions in Section 8.03(c) or Section 8.03(d) impossible or unlikely;

provided, however, that no such notification required by clause (a), (b), (c) or (d) above (and no other notification required to be given under any other Section of this Agreement) shall affect the representations, warranties, covenants or agreements of any party or the conditions to the obligations of any party under this Agreement.

SECTION 7.16.          Investment Assets.  The Company shall, or shall cause its applicable Subsidiaries to, deliver to Parent, within 15 business days following the end of each calendar month, starting with the first delivery to occur within 15 business days following the end of August 2023, a summary report of (a) all Investment Assets (other than real estate) owned by the Company or any of its Subsidiaries as of such month end, and if available, the market value thereof as of such month end, (b) all Investment Assets that are real estate owned by the Company or any of its Subsidiaries as of such month end and the carrying values thereof as of such month end as determined on a basis consistent with the Company’s current practices with respect to its real estate (and, if there has been any third-party appraisal or report completed and delivered to the Company during such month that speaks to the value of any particular real estate property, such information will be included in the report for that month), (c) all Investment Assets sold or otherwise disposed of during the preceding month, (d) all Investment Assets purchased by the Company or any of its Subsidiaries during the preceding month and (e) all Investment Assets that are in arrears or breach or default in the payment of principal or interest or dividends or are, or should be, classified as non-performing, non-accrual, 90 days past due, still accruing and doubtful of collection, in foreclosure or any comparable classification, or are permanently impaired to any extent.  From and after the date hereof until the Closing, subject to applicable Law, the Company shall cause the applicable employees having primary responsibility for Investment Assets to consult with Representatives of Parent on all investment-related matters, including future planned or potential sales and purchases of Investment Assets and the treatment of any impaired or potentially impaired Investment Assets, and the Company shall consider in good faith the recommendations of Representatives of Parent in making investment decisions from and after the date of this Agreement, provided that any such investment decisions shall be determined by the Company acting reasonably and in good faith.

SECTION 7.17.          Financing.

(a)          Prior to the Closing, the Company shall use commercially reasonable efforts, and shall cause its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts, to provide such assistance in connection with any Debt Financing as may be reasonably requested by Parent; provided that the Company shall in no event be required to provide (or cause its Subsidiaries or its or their Representatives to provide) such assistance that shall unreasonably interfere with its or its Subsidiaries’ business operations.  For the avoidance of doubt, obtaining the Debt Financing shall not be a condition to Closing.  If reasonably requested in writing by Parent, such assistance shall include, with reasonable prior notice and at Parent’s sole cost and expense:

(i)          furnishing to (A) Parent and any Debt Financing Source such customary and reasonably requested financial information and other pertinent information regarding the Company and its Subsidiaries as promptly as reasonably practicable following the reasonable request therefor by Parent or by any Debt Financing Source and (B) Parent such other historical financial information reasonably necessary to enable Parent to prepare pro forma financial information (provided that the Company and its Subsidiaries shall not have any obligation to prepare such pro forma financial information);

(ii)          providing reasonable assistance to Parent in its preparation of (A) customary rating agency presentations and (B) bank books and confidential information memoranda, lender presentation materials and similar documents customary for any Debt Financing (including (1) a “private” supplement to any such materials and (2) customary representation and authorization letters with respect thereto (it being understood that the Company shall not be required to make any representations with respect to projections contained in any such materials or other forward looking information));

(iii)          facilitating the execution and delivery at the Closing of customary definitive financing documents (including any schedules or exhibits thereto), including by requesting that the appropriate officers of the Company and its Subsidiaries that will continue in their positions after the Closing be available upon reasonable notice to Parent and its counsel to sign such documents, including customary officer’s certificates and secretary’s certificates (in each case to be held in escrow pending the Closing), in anticipation of the Closing; provided, however, that no obligation of the Company under any such document, and no such certificate, shall be effective until the Closing (other than any representation and authorization letters referred to in clause (ii) above and any prepayment notices referred to in clause (vi) below required by the Payoff Indebtedness);

(iv)          cooperating with Parent to satisfy the conditions precedent to the Debt Financing at the Closing to the extent within the control of the Company;

(v)          providing at least three business days prior to the Closing all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or any Debt Financing Sources at least ten business days prior to the Closing Date with respect to applicable “beneficial ownership”, “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and 31 C.F.R. § 1010.230; and

(vi)          providing reasonable cooperation in connection with the termination and pay-off of any Payoff Indebtedness, including, as applicable, delivering prepayment notices (if such notices may be conditioned on the consummation of the Closing) and the Payoff Letters.

(b)          Parent shall indemnify, defend and hold harmless the Company and each of its Subsidiaries and each of their respective officers, directors, managers, employees or other Representatives from and against any and all claims, losses, liabilities, damages, out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines or amounts paid in settlement that are incurred, directly or indirectly, in connection with the Debt Financing and the Credit Agreement Amendments and any cooperation provided pursuant to Section 7.17(a) and (c).  Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and each of their respective officers, directors, managers, employees or other Representatives in connection with the Debt Financing and any cooperation provided pursuant to Section 7.17(a).

(c)          The Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts to, cooperate with Parent in connection with the efforts of Parent to obtain, as soon as reasonably practicable after the date hereof, waivers of, or amendments to, change of control or other provisions in the Credit Agreement (the “Credit Agreement Amendments”), on such terms and conditions as specified and reasonably requested by Parent subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed), in each case in accordance with the terms of the Credit Agreement; provided that the Company shall in no event be required to provide (or cause its Subsidiaries or its or their Representatives to provide) such assistance that shall unreasonably interfere with its or its Subsidiaries’ business operations. For the avoidance of doubt, obtaining any Credit Agreement Amendment shall not be a condition to Closing.  If reasonably requested in writing by Parent, with reasonable prior notice and at Parent’s sole cost and expense, such assistance shall include:

(i)          furnishing to Parent and the parties to the Credit Agreement such customary and reasonably requested financial information and other pertinent information regarding the Company and its Subsidiaries as promptly as reasonably practicable following the reasonable request therefor by Parent or by any such party;

(ii)          providing reasonable assistance to Parent in its preparation of bank books and confidential information memoranda, lender presentation materials and similar documents customary for any Credit Agreement Amendment (including (1) a “private” supplement to any such materials and (2) customary representation and authorization letters with respect thereto (it being understood that the Company shall not be required to make any representations with respect to projections or other forward looking information contained in any such materials));

(iii)          facilitating the execution and delivery of any Credit Agreement Amendment (including any schedules or exhibits thereto) (it being understood that the effectiveness of such Credit Agreement Amendment may occur prior to the Closing Date, but any waivers and amendments set forth therein shall be conditioned upon the consummation of the Closing), including by requesting that the appropriate officers of the Company and its Subsidiaries be available upon reasonable notice to Parent and its counsel to sign such Credit Agreement Amendment and any customary officer’s certificates and secretary’s certificates related thereto; and

(iv)          cooperating with Parent to satisfy the conditions precedent to the effectiveness of any Credit Agreement Amendment to the extent within the control of the Company.

For the avoidance of doubt, any cooperation provided for in this clause (c) shall be subject to the indemnification and expense reimbursement provisions in clause (b) above and the other limitations set forth in clause (d) below, and nothing in this clause (c) shall require the Company to pay (or agree to pay) any fee or other amount prior to the Closing (and any such fee or other amount payable at Closing shall only be payable with funds provided by or on behalf of Parent) or to incur any liability that is not indemnifiable or reimbursable pursuant to clause (b).

(d)          Notwithstanding anything else in this Section 7.17, (A) none of the Company or any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to (x) pay (or agree to pay) any commitment or other fee, pay any expense, provide any indemnities or incur any liability in connection with any Debt Financing prior to the Closing Date (and any such fees or other expenses payable at Closing shall only be payable with funds provided by or on behalf of Parent) or (y) pay (or agree to pay) any fee or other amount in connection with the Credit Agreement Amendment prior to the Closing (and any such fee or other amount payable at Closing shall only be payable with funds provided by or on behalf of Parent) or to incur any liability in connection with the Credit Agreement Amendment that is not indemnifiable or reimbursable pursuant to clause (b), (B) nothing in this Section 7.17 shall require any director, manager, officer or other Representative of the Company or any of its Subsidiaries to execute or deliver any document or instrument (1) if such Person believes in good faith that any representation, warranty or certification contained therein is not true or (2) if such Person believes in good faith that execution or delivery of such document or instrument would reasonably be expected to result in personal liability, (C) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to take any action that would reasonably be expected to unreasonably interfere with the operation of their respective businesses, (D) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to disclose any information that is legally privileged, (E) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to take any action or provide any information to the extent it would or could reasonably be expected to conflict with, or result in any violation of or default under, any Law, organizational documents, material Contract, or confidentiality obligation applicable to such Person, (F) neither the Company nor any of its Affiliates will be required to make any filings with the SEC in connection with any Debt Financing, (G) none of the Company or any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to execute, deliver or enter into, or perform any document in connection with the Debt Financing that is contemplated to be effective prior to the Closing (and any such execution, delivery or performance at Closing shall be performed by such officers, directors, managers, employees or other Representatives as constituted after the Effective Time and Closing) (other than any representation and authorization letters referred to in Section 7.17(a)(ii) above and any prepayment notices referred to in Section 7.17(a)(vi) above required by the Payoff Indebtedness), (H) none of the board of directors (or other similar governing body) or committee or subcommittee thereof of the Company or any of its Subsidiaries shall be required to adopt resolutions approving the Debt Financing and the documentation relating thereto that are contemplated to be effective prior to the Closing (and any such adoption or approval at Closing shall be performed by such board of directors (or other similar governing body) or committee or subcommittee thereof as constituted after the Effective Time and Closing), (I) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees or other Representatives shall be required to take any action or provide any information to the extent it would or could reasonably be expected to (w) require the Company or any of its Subsidiaries to waive or amend the terms of this Agreement or result in a breach of this Agreement or a failure of any condition to Closing set forth in this Agreement, (x) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or such Subsidiary or to a loss of any benefit to which the Company or such Subsidiary is entitled under any provision of any material Contract, (y) result in the creation or imposition of any Lien on any asset of the Company or such Subsidiary (except any Lien on any of the Company’s or such Subsidiary’s respective assets that becomes effective only upon the Closing), or (z) result in  the Company’s or any of its Affiliates’ directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized Representatives incurring any personal liability with respect to any matters relating to any financing. The Company hereby consents to the use of the trademarks, trade names and logos of the Company and its Subsidiaries by Parent and any Debt Financing Sources, in each case, only as reasonably required in connection with any Debt Financing; provided that Parent shall ensure that any such trademarks, trade names and logos are used by the above permitted parties solely in a manner that is not intended, or that is not reasonably likely, to harm, disparage or otherwise adversely affect the Company’s reputation or goodwill. To the extent identifying the Company or any of its Subsidiaries by name, the Company shall have the right to review and comment on marketing materials used in connection with the arrangement of any Debt Financing prior to the dissemination of such materials to potential Debt Financing Sources or other counterparties to any proposed financing transaction. Any information with respect to the prospects and projections for the Company and its Subsidiaries in connection with any Debt Financing will be the sole responsibility of Parent, and neither the Company nor any of its Affiliates nor any of their respective officers, directors, managers, employees or other Representatives shall have any liability or incur any damages with respect thereto or be required to provide any projections or information or make any presentations with respect to capital structure, or the incurrence of any or other pro forma information relating thereto or the manner in which Parent intends to operate, or cause to be operated, the Company and its Subsidiaries after the Closing. The Company and its Subsidiaries shall not be required to deliver, or cause to be delivered, any legal opinions in connection with the Debt Financing or the Credit Agreement Amendment.

SECTION 7.18.          Payoff Letters.  The Company shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts to deliver to Parent, on or prior to the Closing Date, duly executed payoff and release letters in respect of all Payoff Indebtedness (such letters, the “Payoff Letters”), in form and substance reasonably satisfactory to Parent, providing for the satisfaction and discharge of all obligations of the Company and its Subsidiaries in respect of all such Payoff Indebtedness (other than contingent obligations for which no claim has been made), effective upon the payment of the amounts set forth in such Payoff Letters (such amounts, the “Payoff Amount”). Parent shall on behalf of the Company irrevocably pay off or cause to be paid off at or prior to the Effective Time the Payoff Amount and cooperate as may be reasonably requested by the Company to assist the Company in connection with its obligation under this Section 7.18.

SECTION 7.19.          Pre-Closing Actions.

(a)          Within five business days from the date hereof, the Company shall make available to Parent true, complete and correct copies of the organizational documents of each of the Company’s Subsidiaries set forth in Section 7.19(a) of the Company Disclosure Letter, in each case as amended and in effect as of the date so provided.

(b)          Prior to the Closing, the Company and Parent shall, and shall cause each applicable Affiliate to, cause the actions contemplated by Section 7.19(b) of the Parent Disclosure Letter to occur at the times and in the manner specified therein. To the extent such actions would require an approval or non-disapproval by and Insurance Regulator, the applicable filing shall indicate that approval or non-disapproval of such action is not a condition to the Closing.

SECTION 7.20.          Stock Exchange Listing.  BAM shall use its reasonable best efforts to cause the BAM Class A Stock to be delivered as Stock Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. BAM shall use its reasonable best efforts to obtain conditional approval for the listing and posting for trading on the TSX of the BAM Class A Stock to be delivered as Stock Consideration, subject only to satisfaction of the customary listing conditions of the TSX.

ARTICLE VIII

CONDITIONS PRECEDENT

SECTION 8.01.          Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the Company, Parent, Merger Sub and BAM to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          Required Shareholder Approval.  The Required Shareholder Approval shall have been obtained.

(b)          Listing. The shares of BAM Class A Stock constituting the Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject to the satisfaction of customary listing conditions of the TSX.

(c)          Other Approvals.  (i) Any waiting period (or extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, (ii) the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities set forth in Section 8.01(c) of the Company Disclosure Letter shall have been filed, have occurred or been obtained (collectively, the “Required Regulatory Approvals”) and shall be in full force and effect and (iii) any timing agreement(s) with a Governmental Authority applicable to the consummation of the Transactions shall have expired or otherwise not prohibit consummation of the Transactions.

(d)          No Injunctions or Restraints.  No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting consummation of the Transactions.

(e)          Form F-4. The Form F-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order.

SECTION 8.02.          Conditions to Obligations of Parent, Merger Sub and BAM.  The obligations of Parent, Merger Sub and BAM to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties of the Company.  The representations and warranties of the Company (i) set forth in Section 4.02(a) and clause (ii) of Section 4.06 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Sections 4.02(b), 4.03(a), 4.03(b), 4.03(d) and 4.25 shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) or (ii) of this Section 8.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein, other than Section 4.15(a) and any use of the defined term “Material Contract”) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)          Obligations and Agreements of the Company.  The Company shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)          Company Material Adverse Effect.  Since the date hereof, no Company Material Adverse Effect shall have occurred.

(d)          Burdensome Condition.  No Burdensome Condition shall have been imposed.

(e)          FINRA Approval. FINRA’s approval of the Rule 1017 Application, provided, that Parent may, in its sole discretion and upon written notice to the Company, waive the receipt of FINRA’s approval of the Rule 1017 Application as a condition upon which the obligations of any party to effect the Merger shall be subject, but Parent shall only have the right to exercise such waiver option in the circumstance where:  (A) the passing of 12:01 am New York time on the thirty-first (31st) calendar day following the date on which FINRA accepts as “substantially complete” the Rule 1017 Application, and (B) FINRA has not provided notice to the Broker-Dealer Subsidiary expressly stating that the Closing may not occur until FINRA approves the Rule 1017 Application (or if FINRA has provided such notice to Broker-Dealer Subsidiary, such notice has been withdrawn).

SECTION 8.03.          Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties of the Parent Entities.  The representations and warranties of Parent and Merger Sub (i) set forth in Sections 5.02 and 5.06 shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement, other than those Sections specifically identified in clause (i) of this Section 8.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and an executive officer of Merger Sub to such effect.

(b)          Obligations and Agreements of the Parent Entities.  Parent and Merger Sub shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and an executive officer of Merger Sub to such effect.

(c)          Representations and Warranties of BAM.  The representations and warranties of BAM (i) set forth in Section 6.02 and clause (ii) of Section 6.09 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this

Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Sections 6.03 and 6.12 shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) or (ii) of this Section 8.03(c), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “BAM Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a BAM Material Adverse Effect.  The Company shall have received a certificate signed on behalf of BAM by an executive officer of BAM to such effect.

(d)          Obligations and Agreements of BAM.  BAM shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.  The Company shall have received a certificate signed on behalf of BAM by an executive officer of BAM to such effect.

SECTION 8.04.          Frustration of Closing Conditions.  None of the parties hereto may rely, either as a basis for not consummating the Transactions or for terminating this Agreement, on the failure of any condition set forth in Sections 8.01, 8.02 or 8.03, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

SECTION 9.01.          Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Shareholder Approval (except as otherwise expressly noted):

(a)          by the mutual written consent of the Company and Parent duly authorized by each of the Company Board and the Parent Board;

(b)          by either of the Company or Parent:

(i)          if the Merger shall not have been consummated on or prior to April 4, 2024 (the “Outside Date”); provided, however, that if the conditions to the Closing set forth in Section 8.01(c) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Outside Date may be extended by either party to a date not beyond July 5, 2024,  by providing a written notice thereof to the other party prior to 5:00 p.m. (New York time) on such date; provided, further that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement, its failure to act in good faith or its failure to use its reasonable best efforts to consummate the Transactions, including to the extent required by and subject to Section 7.05, has been a proximate cause of the failure of the Merger to be consummated on or prior to such date (it being understood that Parent, BAM and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii)          if any Restraint having the effect set forth in Section 8.01(d) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall have performed in all material respects its obligations under this Agreement, acted in good faith and used reasonable best efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement (it being understood that Parent, BAM and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(iii)          if the Required Shareholder Approval shall not have been obtained following a vote thereon having been taken at the Company Shareholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement;

(c)          by Parent:

(i)          if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.02(a) or Section 8.02(b) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured, shall not have been cured by the earlier of the Outside Date and 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.01(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Parent, Merger Sub or BAM is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or

(ii)          prior to receipt of the Required Shareholder Approval, if the Company Board shall have effected and not withdrawn an Adverse Recommendation Change; or

(d)          by the Company:

(i)          if Parent, Merger Sub or BAM shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.03(a), 8.03(b), 8.03(c) or 8.03(d) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured, shall not have been cured by the earlier of the Outside Date and 30 days following receipt by Parent, Merger Sub or BAM, as applicable, of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.01(d)(i) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if the Company is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or

(ii)          prior to receipt of the Required Shareholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with Section 7.03(d)(ii); provided that, prior to or concurrently with such termination, the Company pays the Company Termination Fee in accordance with Section 9.03.

SECTION 9.02.          Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 9.02 and 9.03, Article X, the Confidentiality Agreement and the Guaranty, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective former, current or future directors, officers, partners, shareholders, managers, members and Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis of such termination, except (a) as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination, (b) as liability may exist pursuant to the terms and conditions of the Guaranty or the Voting Agreement, and (c) that no such termination shall relieve any party from liability for any Willful Breach or Fraud.

SECTION 9.03.          Termination Fee.

(a)          In the event that this Agreement is terminated (A) by Parent pursuant to Section 9.01(c)(ii) or (B) by the Company pursuant to Section 9.01(d)(ii), then the Company shall pay Parent the Company Termination Fee.  If the Company Termination Fee is payable pursuant to clause (A) of the preceding sentence, the

Company Termination Fee shall be paid within four business days after the date of such termination, and if the Company Termination Fee is payable pursuant to clause (B) of the preceding sentence, the Company Termination Fee shall be paid as described in Section 9.01(d)(ii), in each case, by wire transfer of immediately available funds to an account designated by Parent in writing (it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once).

(b)          If this Agreement is terminated by either Parent or the Company pursuant to Section 9.01(b)(iii) and (A) at any time after the date of this Agreement and prior to such termination, a Takeover Proposal shall have been publicly announced or publicly made known to the Company Board or the shareholders of the Company and not withdrawn and (B) within 12 months of such termination, the Company consummates such a Takeover Proposal or enters into a definitive agreement to consummate such a Takeover Proposal and the Company thereafter consummates such Takeover Proposal (whether or not within such 12 month period), then the Company shall pay Parent the Company Termination Fee; provided that for purposes of this Section 9.03(b), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.” If the Company Termination Fee is payable pursuant to this Section 9.03(b), the Company Termination Fee shall be paid upon the consummation of such Takeover Proposal by wire transfer of immediately available funds to an account designated by Parent in writing (it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once).

(c)          Each of the parties acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.03, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company for the payment set forth in this Section 9.03, the Company shall pay Parent for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE X

MISCELLANEOUS

SECTION 10.01.          No Survival of Representations and Warranties.  This Article X and the agreements of the Company, Parent and Merger Sub contained in Article III and in Sections 7.08, 7.10 and 7.11 shall survive the Effective Time.  No other representations, warranties, obligations or agreements in this Agreement shall survive the Effective Time, expect for those representations, warranties, obligations or agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time.

SECTION 10.02.          Amendment or Supplement.  At any time prior to the Closing, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Required Shareholder Approval, only by written agreement of the parties, by action taken by the Parent Board, an authorized officer of BAM and the Company Board; provided, however, that following receipt of the Required Shareholder Approval, there shall be no amendment or change to the provisions hereof which by applicable Law would require further approval by the Company’s shareholders without such approval.

SECTION 10.03.          Extension of Time, Waiver, Etc.  At any time prior to the Closing, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing).  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 10.04.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 10.04 shall be null and void.

SECTION 10.05.          Counterparts.  This Agreement may be executed in one or more counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.06.          Entire Agreement; No Third-Party Beneficiaries.  This Agreement, together with the Exhibits and Schedules attached hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the BAM Disclosure Letter, the Guaranty, the Voting Agreement and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. Except for:  (i) if the Effective Time occurs, (A) the right of the holders of Common Stock to receive the Merger Consideration payable in accordance with Article III and (B) the right of the holders of Preferred Stock to receive preferred stock of the Surviving Company in accordance with Article III and (ii) the Indemnitees with respect to the provisions set forth in Section 7.08 of this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any rights or remedies hereunder.  Notwithstanding the foregoing, the Company shall have the right to recover, through an Action brought by the Company, damages from Parent (or against BN to the extent provided for in the Guaranty) in the event of a breach of this Agreement by Parent, in which event the damages recoverable by the Company for itself and on behalf of the Company’s shareholders shall be determined by reference to the total amount that would have been recoverable by such holders if all such holders brought an action against Parent and were recognized as third-party beneficiaries hereunder.  The representations, warranties, covenants and agreements in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties and may, in certain instances, be qualified, limited or changed by confidential disclosure letters.  Any inaccuracies in such representations or warranties or failure to perform or breach of such covenants or agreements are subject to waiver by the parties in accordance with Section 10.03 without notice or liability to any other Person.  In some instances, the representations, warranties, covenants and agreements in this Agreement may represent an allocation among the parties of risk associated with particular matters regardless of the knowledge of any of the parties.  Consequently, Persons other than the parties may not rely upon the representations, warranties, covenants and agreements in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 10.07.          Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Iowa applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b)          All Actions arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the Transactions shall be heard and determined in the Iowa District Court for Polk County, or, if the Iowa District Court declines to accept jurisdiction over a particular matter, any federal court within the State of Iowa, or, if both the Iowa District Court and the federal courts within the State of Iowa decline to accept jurisdiction over a particular matter, any other state court within the State of Iowa, and, in each case, any appellate court therefrom.  The parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Actions and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action.  The consents to jurisdiction and venue set forth in this Section 10.07(b) shall not constitute general consents to service of process in the State of Iowa and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties.  Each party agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 10.10 of this Agreement.  The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 10.08.          Specific Enforcement.  The parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement.  The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Company to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement and to enforce the obligations of BN pursuant to the terms of the Guaranty and the Voting Agreement) in the courts described in Section 10.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement.  The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 10.09.          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09.

SECTION 10.10.          Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received, provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Brookfield Reinsurance Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08, Bermuda
Attention:	Anna Knapman-Scott
Lyndsay Hatlelid
Email:	anna.knapmanscott@northendre.com
lyndsay.hatlelid@brookfield.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention:	Richard Hall
David J. Perkins
Email:	rhall@cravath.com
dperkins@cravath.com

and:

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention:	Nicholas F. Potter
Email:	nfpotter@debevoise.com

If to BAM, to:

Brookfield Asset Management Ltd.
Brookfield Place, Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada
M5J 2T3
Attention:	Kathy Sarpash
Email:	kathy.sarpash@brookfield.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention:	Richard Hall
David J. Perkins
Email:	rhall@cravath.com
dperkins@cravath.com

If to the Company, to:

American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, Iowa 50266
Attention:	Shari Wood
Email:	swood@american-equity.com

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	H. Rodgin Cohen
Melissa Sawyer
Stephen M. Kotran

Email:	cohenhr@sullcrom.com
sawyerm@sullcrom.com
kotranS@sullcrom.com

or such other address or email address as such party may hereafter specify by like notice to the other parties.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 10.11.          Severability.  If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 10.11 with respect thereto.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 10.12.          Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 10.13.          Transfer Taxes.  Except as otherwise provided in Section 3.02(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due and expressly shall not be a liability of any holders of the Common Stock or the Company Awards or the Company.

SECTION 10.14.          No Other Representations and Warranties.

(a)          Except for the representations and warranties expressly set forth in Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided to Parent, Merger Sub, BAM or their Representatives or Affiliates in connection with the Transactions.  Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub, BAM or any other Person resulting from the distribution to Parent, Merger Sub, BAM or their respective Representatives or Affiliates, or Parent’s, Merger Sub’s, BAM’s or their Representatives’ or Affiliates’ use of, any such information, including any information, documents, projections, forecasts or any other material made available to Parent, Merger Sub, BAM or their Representatives or Affiliates in the “data rooms” or management presentations in connection with Parent’s, Merger Sub’s and BAM’s consideration and review of the Transactions, unless any such information is expressly included in a representation or warranty set forth in Article IV.  Except for the representations and warranties set forth in Article IV, each of Parent, Merger Sub and BAM acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent, Merger Sub or BAM in connection with the Transactions.

(b)          Except for the representations and warranties expressly set forth in Article V, the Guaranty or the Voting Agreement, neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent, Merger Sub or their respective Subsidiaries or their respective businesses or with respect to any other information provided to the Company or its Representatives or Affiliates in connection with the Transactions.  Except for the representations and warranties set forth in Article V, the Guaranty or the Voting Agreement, the Company acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the Transactions.

(c)          Except for the representations and warranties expressly set forth in Article VI, the Guaranty or the Voting Agreement, neither BAM nor any other Person on behalf of BAM makes any express or implied representation or warranty with respect to BAM, or its respective Subsidiaries or its respective businesses or with respect to any other information provided to the Company or its Representatives or Affiliates in connection with the Transactions.  Except for the representations and warranties set forth in Article VI, the Guaranty or the Voting Agreement, the Company acknowledges that none of BAM or any Person on behalf of BAM makes any other express or implied representation or warranty with respect to BAM or with respect to any other information provided or made available to the Company in connection with the Transactions.

(d)          Notwithstanding anything to the contrary contained in this Agreement or any other agreement, document or instrument, each of Parent, Merger Sub and BAM acknowledges and agrees that the Company and its Subsidiaries make no representations or warranties with respect to, and nothing contained in this Agreement or in any other agreement, document or instrument to be delivered in connection herewith is intended or shall be construed to be a representation or warranty, express or implied, of the Company or any of its Subsidiaries, for any purposes of this Agreement or any other agreement, document or instrument to be delivered in connection herewith, in respect of (i) the adequacy or sufficiency of reserves of the Company or any of its Subsidiaries, (ii) the effect of the adequacy or sufficiency of reserves of the Company or any of its Subsidiaries on any line item, asset, liability or equity amount on any financial or other document, (iii) whether or not reserves of the Company or any of its Subsidiaries were determined in accordance with any actuarial, statutory, regulatory or other standard or (iv) the collectability of any amounts under any Reinsurance Agreement.

SECTION 10.15.          No Other Duties and Obligations.  Except for the duties and obligations expressly set forth in Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c), neither BAM nor any other Person on behalf of BAM makes any express or implied duties or obligations with respect to BAM or its respective Subsidiaries or its respective businesses in connection with the Transactions.  Except for the duties and obligations expressly set forth in Sections 3.02(a)(ii)(B), 3.02(d), 7.02, 7.04, 7.14(d), 7.20 and 8.03(c), the Company acknowledges that none of  BAM or any Person on behalf of BAM makes any other express or implied duties or obligations with respect to BAM or its respective Subsidiaries or its respective businesses in connection with the Transactions.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY,

by
/s/ Anant Bhalla
	Name:	Anant Bhalla
	Title:	Chief Executive Officer and President

BROOKFIELD REINSURANCE LTD.,

by
/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

Solely for the purposes of the sections expressly set forth in the preamble hereto

BROOKFIELD ASSET MANAGEMENT LTD.,

by
/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Authorized Signatory

ARCHES MERGER SUB INC.,

by
/s/ Jonathan Bayer
	Name:	Jonathan Bayer
	Title:	President

Exhibit A

See attached